     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998



                                                      REGISTRATION NO. 333-48241

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    BALLY TOTAL FITNESS HOLDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                   7991                                  36-3228107
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)

                           8700 West Bryn Mawr Avenue

                            Chicago, Illinois, 60631
                                 (773) 380-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 LEE S. HILLMAN
                    Bally Total Fitness Holding Corporation
                           8700 West Bryn Mawr Avenue
                            Chicago, Illinois 60631
                                 (773) 380-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                       IRV BERLINER                                              MARC D. BASSEWITZ
        Benesch, Friedlander, Coplan & Aronoff LLP                               Latham & Watkins
                 2300 BP America Building                                        5800 Sears Tower
                     200 Public Square                                        Chicago, Illinois 60606
                   Cleveland, Ohio 44114                                          (312) 876-7700
                      (216) 363-4500

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 23, 1998


P R O S P E C T U S
------------------------

                                2,500,000 SHARES

                                     BALLY
                                      LOGO

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                                  COMMON STOCK
                            ------------------------


     All of the 2,500,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company" or "Bally"). The Common Stock is traded on the New York Stock Exchange under the symbol "BFT". On April 21, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $30 3/8 per share. See "Price Range of Common Stock and Dividend Policy".



      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===========================================================================================================
                                            PRICE TO              UNDERWRITING            PROCEEDS TO
                                             PUBLIC               DISCOUNT(1)              COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share..........................            $                       $                       $
-----------------------------------------------------------------------------------------------------------
Total (3)..........................            $                       $                       $
===========================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".


(2) Before deducting expenses payable by the Company estimated at $475,000.



(3) The Company has granted the several Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 375,000 shares of the Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount
    and Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting".

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares of Common Stock will be made in New York, New York,
on or about             , 1998.
                            ------------------------

MERRILL LYNCH & CO.
                         LADENBURG THALMANN & CO. INC.

                                                           CHASE SECURITIES INC.


                            ------------------------


               The date of this Prospectus is             , 1998.

                             AVAILABLE INFORMATION


     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, registration statements, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange, and public filings by the Company are available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:


          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed with the Commission on April 23, 1998 (file no. 0-27478); and



          (2) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A/A filed with the Commission on March 27, 1998 (file no. 0-27478).


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed incorporated by reference in this Prospectus and a part hereof from the respective date of filing each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above that have been incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to the Secretary, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone
(773) 380-3000.
                         ------------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

The following is a summary of certain information contained elsewhere in this Prospectus and is qualified by the more detailed information set forth elsewhere in this Prospectus which should be read in its entirety. Unless otherwise indicated, capitalized terms used in this Prospectus Summary have the respective meanings ascribed to them elsewhere in this Prospectus. The information contained in this Prospectus Summary contains forward-looking statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" on page 8.

                                  THE COMPANY


     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members, and the number and square footage of facilities. As of March 31, 1998, the Company operated approximately 320 fitness centers concentrated in major metropolitan areas in 27 states and Canada and had approximately four million members. Bally's members made more than 100 million visits to its fitness centers in each of 1996 and 1997.


     The Company offers its members value by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally's fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic training programs. In addition, many of the Company's current fitness centers include pools, racquet courts or other athletic facilities. The Company's new club prototype achieves efficiency by focusing on those fitness services that receive a high degree of member use. The Company has clustered its fitness centers in major metropolitan areas in order to achieve marketing and operating efficiencies. These markets include, among others, New York, Los Angeles, Chicago, Houston, Dallas, Detroit, Baltimore, Washington, D.C., Philadelphia, Miami, Cleveland, Atlanta, Milwaukee, Seattle, Minneapolis, Orlando, Denver, Phoenix, St. Louis, Boston, and Kansas City. In 1996, the Company completed the process of renaming its fitness centers so substantially all use the service mark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional service marks and trade names.

     The Company's primary target market for new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. Bally markets itself to these consumer segments through the use of a variety of membership options and payment plans. The membership options offered by the Company range from single-club memberships to premium memberships which provide additional amenities and access to all of Bally's fitness centers nationwide. Similarly, the Company offers a broad range of payment alternatives. Typically, members pay an initiation fee which can either be financed (generally for up to 36 months and subject to downpayment requirements) or paid-in-full at the time of joining. Members are generally required to pay monthly membership dues in order to use the Company's fitness facilities. Management believes the various membership and payment plans offered, in addition to Bally's strong brand identity and the convenience of its multiple locations, constitute distinct competitive advantages for the Company.

OPERATING STRATEGIES


     In October 1996, Lee S. Hillman was named President and Chief Executive Officer of the Company. This completed the transition of senior management of the Company from predominantly marketing oriented managers, including the original founders of the Company, to managers with a more financial and operational orientation. The new management team quickly implemented a business strategy designed to improve the operating results of the Company. These efforts have contributed to recent increases in revenues and operating income, although the Company reported a loss before extraordinary item of $23.5 million for the year ended December 31, 1997.

  Core Business

     During 1997, management developed and began implementing five strategies to improve the underlying operations and the financial performance of the Company. These strategies have already favorably impacted the Company's financial results and management is committed to furthering their implementation.

          - Emphasize the Sale of All-Club Membership Plans -- Prior to a public offering of 8,000,000 shares of Common Stock in August 1997 which provided net proceeds of $88.4 million to the Company (the "1997 Stock Offering"), the Company managed its commission structure to emphasize the sale of paid-in-full membership plans to generate immediate cash for short-term liquidity at the expense of longer-term financial returns. The 1997 Stock Offering provided additional working capital, allowing the Company to emphasize the sale of all-club membership plans, which are typically financed, rather than single-club membership plans. In 1997, this new emphasis contributed to an 18% increase in the weighted-average price of memberships sold to approximately $970 from approximately $820 in 1996. Management believes that it can continue to increase new member revenues through an emphasis on financed membership plans.

          - Upgrade and Expand Fitness Centers -- Using a portion of the net proceeds from the 1997 Stock Offering and cash flow from operations, the Company has begun to expand and upgrade its existing facilities and equipment in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. The Company has budgeted approximately $15 million for this initiative (over and above normal maintenance capital expenditures), most of which has been spent or committed.

          - Increase Dues Revenues -- The Company believes that its dues are substantially less than those charged by its competitors and that it can continue to increase dues for its members who are beyond their initial financing period without any material loss in membership. In addition, the Company has reduced promotions which discounted or waived dues. In 1997, these initiatives contributed to an increase in dues collected of approximately $11.2 million, or 6%, over 1996. Management believes that it can continue to raise the dues charged to its members at a rate consistent with past periods.

          - Improve Collections on Financed Contracts -- The Company is maintaining its focus on increasing downpayments on financed membership plans and securing payments by electronic funds transfer ("EFT"), which the Company's experience has shown results in higher quality receivables. This effort yielded an increase of 11% in the average down payment, from $73 in 1996 to $81 in 1997. In addition to seeking higher down payments, the Company continues to develop improved collection practices based on information provided by "credit scoring" and behavioral modeling, which management believes will also improve the yield from the receivables portfolio.

          - Continue to Leverage Fixed Cost Base -- A significant percentage of the Company's operating costs are fixed in nature, both in terms of fitness center operations and member processing and advertising. Over the past several years, the Company has significantly reduced these operating costs through aggressive cost management. As the Company pursues its growth strategies described below, management will seek to leverage the Company's fixed cost base to improve operating margins.

  Growth Opportunities

     In order to build upon the improved core operations and accelerate the growth of the Company's business, management has identified the following external growth opportunities:

          - Develop New Fitness Centers -- Beginning in 1998, the Company intends to increase its spending to approximately $20 million to $25 million per year to open 15 to 20 new facilities based on its new fitness center prototype, which is designed to cost less to construct and maintain than the Company's older facilities. The majority of the Company's new fitness center facilities will be developed pursuant to long term lease arrangements. The prototype model of new fitness centers developed over the most recent years has required on average $1.3 million to fund leasehold improvements and fitness equipment.

          - Selectively Acquire Club-Related Real Estate -- The Company operates approximately 320 fitness centers, over 90% of which are leased. Historically, the Company has not capitalized on opportunities to buy leased properties at attractive terms due to capital constraints. The Company's recently improved financial condition allows the Company to take advantage of attractive opportunities to acquire leased properties. In addition to pursuing these opportunities, the Company will also evaluate purchasing parcels of land in strategic locations for new club expansion. While the Company believes that from time to time there are attractive opportunities to acquire real estate, either for existing club sites or new locations, management intends only to pursue real estate transactions following a very selective set of criteria, including strategic locale and relative market values.

          - Identify and Acquire Fitness Center Operators in Strategic Geographic Locations -- The Company maintains an operating strategy of clustering its clubs in major metropolitan areas in order to achieve marketing and operating efficiencies. Consistent with this strategy, management has identified major metropolitan areas where the Company is absent or underrepresented. In an effort to establish a cluster of clubs quickly in strategic locations, the Company plans to identify and acquire fitness center operators where attractive opportunities exist and internal growth would not be as effective due to various factors, including timeliness and availability of prime real estate.

  New Business Initiatives

     Management believes that the Company can increase and diversify revenues by leveraging its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (in excess of 100 million member visits in each of 1996 and 1997) by offering a number of ancillary products and services. In order to pursue these growth opportunities, the Company has implemented the following initiatives:

          - Personal Training -- In 1997, the Company introduced a newly developed personal training program which is now offered at most of its fitness centers. The value of this service to members, coupled with decreased outsourcing of this service, represents a significant profit opportunity for the Company. In the fourth quarter of 1997, the Company generated $2.0 million in revenues from the sale of personal training programs. To better introduce personal training services and Bally-branded nutritional products to its members, the Company began offering System 30 memberships at most of its fitness centers in January 1998. Members selecting the System 30 membership receive the benefits of an all-club membership plan plus a complete fitness analysis, a supply of Bally-branded nutritional products and three personal training sessions during the first month of membership.

          - Private-Label Nutritional Products -- During 1997, the Company launched the sale of an exclusive line of Bally-branded nutritional products to the Company's members. The current line of Bally-branded nutritionals includes meal replacement drinks, multi-vitamins, fat-free snack wafers, a creatine mix and fat-reducing supplements. While these products were only being introduced in 1997, sales for the year totaled $2.2 million, including $1.0 million in the fourth quarter of 1997. The Company continues to test market other nutritional products.

          - Retail Stores -- To date, the Company has opened more than 60 BFIT Essentials(TM) retail stores in its fitness centers. These retail stores sell Bally-branded and complementary products from other manufacturers, including nutritional products, workout apparel and related accessories. The Company plans to have approximately 100 BFIT Essentials(TM) retail stores in its fitness centers by the end of 1998.

          - Outpatient Rehabilitative and Physical Therapy Services -- The Company believes numerous opportunities exist to contract with third party providers and managers of health care programs and services to provide affordable, comprehensive outpatient rehabilitative and physical therapy services in its fitness centers, and expects to offer these services to members and non-members alike in up to 100 of its facilities within the next three years, primarily using existing facilities and equipment. Pursuant to an agreement with Continucare Corporation, two such facilities are currently in operation in the Florida market, with plans already developed to have four additional facilities operating during 1998.

                                  THE OFFERING


Common Stock offered........................       2,500,000 shares(1)

Common Stock to be outstanding after the
  Offering..................................       23,100,917 shares(1)(2)

Use of proceeds.............................       To develop new fitness centers using the
                                                   Company's new club prototype, to selectively
                                                   acquire club-related real estate, to acquire
                                                   fitness center operators in strategic
                                                   locations and the balance, if any, for
                                                   general corporate and working capital
                                                   purposes.

New York Stock Exchange symbol..............       BFT


---------------

(1) Assumes that the Underwriters' over-allotment option to purchase up to 375,000 shares of Common Stock is not exercised.


(2) Does not give effect to any future exercise of outstanding warrants to purchase 3,192,805 shares of Common Stock, outstanding stock options to purchase 1,922,921 shares of Common Stock and options to purchase an additional 1,291,323 shares of Common Stock which the Company is able to grant under its existing stock option and purchase plans.

                            ------------------------

     The Company was a wholly-owned subsidiary of Bally Entertainment Corporation ("Entertainment") until Entertainment spun-off the Company (the "Spin-off") to its stockholders on January 9, 1996. The Company's executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois, 60631, telephone number (773) 380-3000. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Bally" refers to Bally Total Fitness Holding Corporation and its subsidiaries and their predecessors.

                             SUMMARY FINANCIAL DATA

     The following table presents summary consolidated financial data of the Company. The financial data were derived from, and should be read in conjunction with, financial information appearing elsewhere in this Prospectus. See "Selected Consolidated Financial Data".

                                                            YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                               1997       1996       1995       1994        1993
                                              -------    -------    -------    -------    ---------
                                               (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..............................  $661.0     $639.2     $653.4     $682.0     $  666.7
  Operating income (loss)...................    19.9       19.1        5.0      (16.1)       (18.1)
  Loss before extraordinary item and
     cumulative effect on prior years of
     change in accounting for income
     taxes(a)(b)............................   (23.5)     (24.9)     (31.4)     (39.5)       (31.4)
  Basic and diluted loss per common share
     (pro forma for 1995)(c)................   (1.51)     (2.04)     (3.25)
BALANCE SHEET DATA (AT END OF YEAR):
  Installment contracts receivable, net.....  $343.6     $300.2     $303.4     $284.1     $  322.7
  Total assets..............................   967.6      893.3      936.5      951.0      1,016.7
  Long-term debt, less current maturities...   405.4      376.4      368.0      289.7        305.7
  Stockholders' equity......................    70.3       24.2       31.7       34.8         50.6
OTHER FINANCIAL DATA:
  EBITDA(d).................................  $ 72.8     $ 75.0     $ 62.4     $ 42.8     $   42.3
  Cash provided by (used in):
     Operating activities...................   (35.9)      (5.3)      (9.9)      32.8         49.9
     Investing activities...................   (16.1)      (9.8)     (42.1)     (21.4)       (36.1)
     Financing activities...................    97.2       10.4       60.4       (9.6)       (13.6)

---------------

(a) In 1997, the Company recognized an extraordinary loss on extinguishment of debt of $21.4 million ($1.37 per share) resulting from a refinancing of the Company's subordinated debt and credit facility. In 1996, the Company recognized a net extraordinary gain on extinguishment of debt consisting of
    (i) a gain of $9.9 million ($.81 per share) resulting from a $15.2 million tax obligation to Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton Hotels Corporation ("Hilton") and (ii) a charge of $4.2 million ($.35 per share) resulting from a refinancing of the Company's securitization facility. In 1993, the Company recognized an extraordinary loss on extinguishment of debt of $6.0 million resulting from a refinancing of certain indebtedness.

(b) In 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company elected to use the cumulative effect approach rather than to restate the consolidated financial statements of any prior years to apply the provisions of SFAS No. 109, which resulted in a charge of $69.0 million in 1993.

(c) The net loss for 1995 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7.1 million. Pro forma loss per common share for 1995 (which is unaudited) has been determined giving effect to (i) adjustments made to reflect the income tax benefit as if the Company had filed its own separate consolidated income tax return for the year, which results in a pro forma net loss of $38.5 million, and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of the year.

(d) EBITDA is defined as operating income (loss) before depreciation and amortization. The Company has presented EBITDA supplementally because management believes this information is useful given the significance of the Company's depreciation and amortization and because of its highly leveraged financial position. These data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of the Company's overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THE PROSPECTUS SUMMARY AND UNDER THE HEADINGS "RISK FACTORS", "BUSINESS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION", AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, AMONG OTHERS, THE
FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS; COMPETITION; SUCCESS OF OPERATING INITIATIVES, ADVERTISING AND PROMOTIONAL EFFORTS; EXISTENCE OF ADVERSE PUBLICITY OR LITIGATION; ACCEPTANCE OF NEW PRODUCT OFFERINGS; CHANGES IN BUSINESS STRATEGY OR PLANS; QUALITY OF MANAGEMENT; AVAILABILITY, TERMS, AND DEVELOPMENT OF CAPITAL; BUSINESS ABILITIES AND JUDGMENT OF PERSONNEL; CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; REGIONAL WEATHER CONDITIONS; THOSE ITEMS SET FORTH UNDER THE HEADING "RISK FACTORS"; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, particularly, should evaluate the following risk factors.

NET LOSSES

     The Company reported losses before extraordinary item of $23.5 million, $24.9 million and $31.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. On a pro forma basis, adjusting the income tax benefit as if the Company had filed its own separate consolidated tax return, the loss for 1995 would have been $38.5 million.

RISKS ASSOCIATED WITH HIGHLY-LEVERAGED FINANCIAL POSITION

     In December 1996, the Company issued $160.0 million of asset-backed securities (the "Securitization") by selling undivided interests in the H&T Master Trust (the "Trust"). The Trust consists primarily of a portfolio of installment contracts receivable from membership plans and the proceeds thereof. The Company plans to refinance the Securitization in the second or third quarter of 1999; however, there can be no assurance that the Company will be able to refinance the Securitization or that the terms of such refinancing will be as favorable as those of the Securitization.


     The Company's long-term debt includes the Securitization, $225 million principal amount of 9 7/8% Senior Subordinated Notes due 2007 (the "9 7/8% Notes") and a $70 million revolving credit facility which expires in November 2000, which was unused at December 31, 1997 except for outstanding letters of credit totaling $7.2 million. At December 31, 1997, the Company had total indebtedness of approximately $432.6 million and a ratio of long-term debt (less current maturities) to total capitalization of approximately 85%. In addition, interest paid for the year ended December 31, 1997 totaled $48.4 million. The Company's recent losses, total indebtedness and provisions of existing debt instruments limit the Company's ability to raise capital or borrow money. The provisions in the Company's existing debt instruments limit the Company's ability to borrow additional funds and to grant security interests and require the Company to maintain certain financial ratios, including those relating to cash flow and interest expense. As a result of the limitations, the Company may be more vulnerable to economic downturns, may not be able to exploit certain business opportunities when they arise and may have less flexibility to respond to changing economic conditions, each of which could have a material adverse effect on the Company's financial condition and results of operations.


RISKS ASSOCIATED WITH NEW INITIATIVES

     The Company has introduced a number of new initiatives to capitalize on its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation. These initiatives include selling and marketing nutritional products, workout apparel and related accessories to its members in its clubs as well as making comprehensive outpatient rehabilitative and physical therapy services available to both members and non-members. The Company has not previously generated significant revenues from any of these new initiatives and there can be no assurance that such initiatives will be successful. In addition, the Company has limited experience in marketing new products to its members. The sale and marketing of nutritional products, workout apparel and related accessories and the provision of rehabilitative and physical therapy services involve significant risks of competition. See "-- Competition". The provision of rehabilitative and physical therapy services also involves risks of government regulation. See
"-- Government Regulation".

RISKS ASSOCIATED WITH PRICING STRATEGY

     Competitive conditions in certain markets in which the Company operates may limit the Company's ability to reduce discount pricing on paid-in-full memberships and to increase dues significantly without a material loss in membership.

RISKS RELATING TO ACQUISITIONS


     A component of the Company's business strategy is to identify and acquire fitness center operators in strategic geographic locations. The success of this strategy will depend upon a number of factors, including the Company's ability to identify acceptable acquisition candidates in suitable locations, consummate acquisitions on favorable terms, successfully integrate acquired businesses with the Company's existing operations and expand its membership base at acquired locations. There can be no assurance that the Company will successfully expand or that any expansion will result in profitability. The failure to identify, evaluate and effectively integrate acquired businesses could adversely affect the Company's operating results.


COMPETITION


     The Company is the largest operator, or among the largest operators, of fitness centers in every major market in which it has fitness centers. Within each market, the Company competes with other fitness centers, physical fitness and recreational facilities established by local governments and hospitals and by businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet and other athletic clubs, country clubs, weight-reducing salons and the home-use fitness equipment industry. The Company believes competition has increased to some extent in certain markets, reflecting the public's enthusiasm for fitness and a decrease in the cost of entry into the market due to financing available from landlords and equipment manufacturers. The Company also competes with other entertainment and retail businesses for the discretionary income of its target markets. There can be no assurance that the Company will be able to compete effectively in the future in the markets in which it operates.


     As the Company pursues new business initiatives, particularly the sale of nutritional products and apparel, the Company competes against large, established companies with more experience selling such products on a retail basis and, in some instances, with substantially greater financial resources than the Company. There can be no assurance the Company will be able to compete effectively with such established companies.

SEASONAL MEMBERSHIP FEE ORIGINATIONS


     Historically, the Company has experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. The new initiatives the Company has implemented may have the effect of increasing the seasonality of the Company's business.


GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission (the "FTC"), and of state and local consumer protection agencies, and state statutes apply to the Company's advertising, sales and other trade practices, including the sale, financing and collection of memberships. Although management is not aware of any proposed changes in any statutes, rules or regulations affecting the Company, any such changes could have a material adverse effect on the Company's financial condition and results of operations. In addition, the provision of rehabilitative and physical therapy services and payments for such services are subject to government regulation. See "Business -- Government Regulation" and " -- Legal Proceedings".

DILUTION


     Assuming a public offering price of $30 3/8 per share, purchasers of shares of Common Stock offered hereby will experience an immediate dilution of $28.62 per share. See "Dilution".


POTENTIAL IMPACT OF CERTAIN ANTITAKEOVER PROVISIONS


     Certain provisions of the Company's Restated Certificate of Incorporation (the "Company Certificate") and the Company's Amended and Restated By-Laws may inhibit changes in control of the Company not approved by the Board of Directors of the Company (the "Board"). These provisions include a stockholder rights plan, a classified Board, advance notice provisions for nominations for election of candidates to the Board and a "fair-price" provision. The stockholder rights plan, under which one right entitling the holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of Common Stock, renders an acquisition of control of the Company in a transaction not approved by the Board more difficult. The Company's 1996 Long-Term Incentive Plan provides for acceleration of stock options and restricted stock awards upon a change in control of the Company which has the effect of making an acquisition of control of the Company more expensive. These agreements may also inhibit a change in control of the Company and may have a negative effect on the market price of the Common Stock. The indenture governing the 9 7/8% Notes also includes change in control provisions which provide, among other things, that upon a change in control of the Company, the holders of the 9 7/8% Notes may require the Company to repurchase the 9 7/8% Notes at 101% of the principal amount thereof, together with accrued and unpaid interest to the repurchase date. A change in control of the Company constitutes a default under the Company's revolving credit agreement. In addition, certain Company officers have severance compensation agreements with the Company that provide for substantial cash payments and acceleration of other benefits in the event of specified corporate changes related to the Company, including a change in control of the Company.


DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company has not made cash dividend payments on the Common Stock since the Spin-off and does not anticipate paying dividends on the Common Stock for the foreseeable future. The terms of the Company's revolving credit agreement provide that the Company is restricted from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indenture for the 9 7/8% Notes generally limits dividends paid by the Company to the aggregate of 50% of consolidated net income, as defined, earned after January 1, 1998 and the net proceeds to the Company from any stock offerings and the exercise of outstanding stock options and warrants.

FUTURE SALE AND PRICE OF COMMON STOCK


     After the Offering, 23,100,917 shares of Common Stock will be outstanding (assuming the Underwriters' over-allotment option is not exercised). At that time, the Company will also have (i) outstanding options to purchase 1,922,921 shares of Common Stock with a weighted-average exercise price of $9.21 per share, and (ii) the ability to grant options to purchase an additional 1,291,323 shares of Common Stock under the Company's stock option and purchase plans. In addition, the Company has outstanding warrants to purchase 2,942,805 shares of Common Stock at an exercise price of $5.26 per share. The warrants are held by the Chairman of the Board and the President and Chief Executive Officer of the Company and are exercisable until December 31, 2005. Further, the Company has issued warrants to purchase 250,000 shares of Common Stock at an exercise price of $10.05 per share to an affiliate of one of the Underwriters in connection with a loan to the Company of $7.5 million in July 1997. See "Underwriting". The effect, if any, on the market price of the Common Stock prevailing from time to time as a result of the additional shares of Common Stock that would be outstanding upon the exercise of stock options and warrants is unpredictable, and no assurance can be given that the effect will not be adverse.

                                USE OF PROCEEDS


     At an assumed public offering price of $30 3/8 per share (based on the closing price of a share of Common Stock on the New York Stock Exchange on April 21, 1998), the net proceeds to be received by the Company from the sale of shares of Common Stock (after deducting the underwriting discount and estimated expenses payable by the Company) are estimated to be approximately $71.5 million ($82.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use all of the net proceeds from this Offering to fund its growth strategy to open new fitness centers based on the new club prototype, to selectively acquire club-related real estate both currently leased and for the development of new clubs and to acquire fitness center operators in strategic geographic markets. The Company has not yet allocated the net proceeds among the contemplated uses. The Company will determine the allocation of the net proceeds among the development of new fitness centers, the acquisition of real estate and the acquisition of fitness center operators based on business opportunities available to the Company and prevailing market conditions. The Company is not currently involved in any negotiations for the material acquisition of fitness centers or the purchase of any material real estate. The balance of the net proceeds to the Company, if any, will be used for general corporate and working capital purposes and, pending such uses, the Company may temporarily invest available funds from this Offering in short-term securities.


                                    DILUTION


     The net tangible book value of the Company at December 31, 1997 was a deficit of approximately $30.9 million, or $1.50 per share. The deficit in net tangible book value per share represents the amount by which the Company's total liabilities (including deferred revenues) exceed the Company's net tangible assets at December 31, 1997, divided by 20,575,092 shares of Common Stock outstanding at December 31, 1997. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) at an assumed public offering price of $30 3/8 per share and after deducting the underwriting discount and estimated offering expenses, the Company's net tangible book value at December 31, 1997 would have been approximately $40.6 million, or $1.76 per share. This represents an immediate increase in the net tangible book value of $3.26 per share to existing stockholders and an immediate dilution of $28.62 per share to new investors purchasing shares in the Offering. The following table illustrates this dilution:



Assumed public offering price per share.....................            $30.38
Deficit in net tangible book value per share at December 31,
  1997......................................................  $ 1.50
Increase in net tangible book value per share attributable
  to new
  investors.................................................    3.26
                                                              ------
Net tangible book value per share after the Offering........              1.76
                                                                        ------
Dilution per share to new investors.........................            $28.62
                                                                        ======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Common Stock is traded on the New York Stock Exchange under the symbol "BFT". Prior to the commencement of trading on the New York Stock Exchange on April 2, 1998, the Common Stock was quoted on the Nasdaq National Market under the symbol "BFIT". The following table sets forth for the periods indicated the high and low quarterly sales prices for a share of Common Stock as reported on the New York Stock Exchange or the Nasdaq National Market, as applicable, since trading began on January 4, 1996, the date the Company's initial Registration Statement on Form S-1 was declared effective. The Company was a wholly-owned subsidiary of Entertainment until January 9, 1996, the date on which 11,845,161 shares of Common Stock were distributed by Entertainment in the Spin-off.



                                                              HIGH      LOW
                                                              ----      ---
1996:
  First Quarter (from January 4, 1996)......................  $ 7       $ 3 3/4
  Second Quarter............................................    5 3/4     3 15/16
  Third Quarter.............................................    5 1/8     4
  Fourth Quarter............................................    9 1/16    4 1/2
1997:
  First Quarter.............................................  $ 8 13/16 $ 6
  Second Quarter............................................   10 7/16    5 5/8
  Third Quarter.............................................   17 1/2     8 1/2
  Fourth Quarter............................................   22        14 3/4
1998:
  First Quarter.............................................  $31 9/16  $19 1/16
  Second Quarter (through April 21, 1998)...................   34 1/4    30 3/8



     The last reported sale price of a share of Common Stock on the New York Stock Exchange on April 21, 1998 is set forth on the cover page of this Prospectus. As of March 31, 1998, there were 10,148 holders of record of the Common Stock.


     The Company does not anticipate paying dividends for the foreseeable future. Currently, the Company is restricted from paying dividends by the terms of its revolving credit agreement and the 9 7/8% Notes. See "Risk
Factors -- Dividend Policy; Restrictions on Payment of Dividends".

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby (assuming the Underwriters' over-allotment option is not exercised) at an assumed public offering price of $30 3/8 per share and after deducting the underwriting discount and estimated offering expenses, as if such transaction had occurred as of December 31, 1997.



                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                              ACTUAL      AS ADJUSTED
                                                              ------      -----------
                                                                   (IN MILLIONS)
Cash and equivalents.......................................   $  61.7     $     133.2
                                                              =======     ===========
Current maturities of long-term debt(1)....................   $  27.1     $      27.1
                                                              =======     ===========
Long-term debt, less current maturities(1).................   $ 405.4     $     405.4
Stockholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares
     authorized; none issued  --
       Series A Junior Participating; 300,000 shares
          authorized; none issued..........................
  Common Stock, $.01 par value; 60,200,000 shares
     authorized; 20,575,092 and 23,075,092 shares issued
     and outstanding.......................................        .2              .2
  Contributed capital......................................     392.7           464.2
  Accumulated deficit......................................    (322.6)         (322.6)
                                                              -------     -----------
  Total stockholders' equity...............................      70.3           141.8
                                                              -------     -----------
       Total capitalization................................   $ 475.7     $     547.2
                                                              =======     ===========


     (1) See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for additional information with respect to the Company's consolidated indebtedness.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company presented below for and as of the end of each of the four years ended December 31, 1997 were derived from the audited consolidated financial statements of the Company. The data presented below for and as of the end of the year ended December 31, 1993 are unaudited. The data presented should be read in conjunction with financial information appearing elsewhere in this Prospectus. See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

                                                               YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1997       1996       1995       1994       1993
                                                 --------   --------   --------   --------   --------
                                                 (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

  Net revenues.................................  $  661.0   $  639.2   $  653.4   $  682.0   $  666.7
  Depreciation and amortization................      52.9       55.9       57.4       58.9       60.4
  Operating income (loss)......................      19.9       19.1        5.0      (16.1)     (18.1)
  Loss before extraordinary item and cumulative
     effect on prior years of change in
     accounting for income taxes (a) (b).......     (23.5)     (24.9)     (31.4)     (39.5)     (31.4)
  Basic and diluted loss per common share (pro
     forma for 1995) (c).......................     (1.51)     (2.04)     (3.25)
BALANCE SHEET DATA (AT END OF YEAR):
  Cash and equivalents.........................  $   61.7   $   16.5   $   21.3   $   12.8   $   11.0
  Installment contracts receivable, net........     343.6      300.2      303.4      284.1      322.7
  Total assets.................................     967.6      893.3      936.5      951.0    1,016.7
  Long-term debt, less current maturities......     405.4      376.4      368.0      289.7      305.7
  Stockholders' equity.........................      70.3       24.2       31.7       34.8       50.6
OTHER FINANCIAL DATA:
  EBITDA (d)...................................  $   72.8   $   75.0   $   62.4   $   42.8   $   42.3
  Cash provided by (used in):
     Operating activities......................     (35.9)      (5.3)      (9.9)      32.8       49.9
     Investing activities......................     (16.1)      (9.8)     (42.1)     (21.4)     (36.1)
     Financing activities......................      97.2       10.4       60.4       (9.6)     (13.6)

---------------

(a) In 1997, the Company recognized an extraordinary loss on extinguishment of debt of $21.4 million ($1.37 per share) resulting from a refinancing of the Company's subordinated debt and credit facility. In 1996, the Company recognized a net extraordinary gain on extinguishment of debt consisting of
    (i) a gain of $9.9 million ($.81 per share) resulting from a $15.2 million tax obligation to Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton and (ii) a charge of $4.2 million ($.35 per share) resulting from a refinancing of the Company's securitization facility. In 1993, the Company recognized an extraordinary loss on extinguishment of debt of $6.0 million resulting from a refinancing of certain indebtedness.

(b) In 1993, the Company changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company elected to use the cumulative effect approach rather than to restate the consolidated financial statements of any prior years to apply the provisions of SFAS No. 109, which resulted in a charge of $69.0 million in 1993.

(c) The net loss for 1995 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7.1 million. Pro forma loss per common share for 1995 (which is unaudited) has been determined giving effect to (i) adjustments made to reflect the income tax benefit as if the Company had filed its own separate consolidated income tax return for the year, which results in a pro forma net loss of $38.5 million, and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of the year.

(d) EBITDA is defined as operating income (loss) before depreciation and amortization. The Company has presented EBITDA supplementally because management believes this information is useful given the significance of the Company's depreciation and amortization and because of its highly leveraged financial position. These data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of the Company's overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

     The primary strategic initiative of management involves improving the results of the Company's core business and, as capital is available, increasing the number of fitness centers it operates through the replication of its profitable new fitness center prototype. In 1993, the Company began building more efficient fitness centers by eliminating pools and other wet areas and racquet sports (all of which are costly to build and maintain and which have significantly lower utilization rates), and replacing much of that space with expanded workout areas which receive a higher degree of member use. At approximately the same time, the Company emphasized member payment plans using EFT for financed memberships by adjusting sales commissions and member incentives. The Company's experience has indicated better collection results for financed memberships sold under EFT plans compared to those sold with standard coupon book payment plans. EFT-financed memberships represented approximately 60% of the total membership contracts in the receivables portfolio at December 31, 1997. Over the past several years, membership types and pricing options were standardized, making the selling process less complicated for both the customer and sales personnel. In August 1994, the Company implemented a program to increase monthly dues for contracts sold after that date and in late 1995, began to curtail the practice of discounting dues for multiple year renewal offers. Following the 1997 Stock Offering, the Company began emphasizing the sale of all-club memberships, which are typically financed, rather than the sale of single-club memberships. The Company believes all of these actions, certain of which reduced new membership unit sales and revenues, will ultimately improve cash flows and operating income.


     In addition, management made certain changes designed to integrate operations and reduce operating costs, including personnel costs, advertising expenses and other operating expenses. As part of its continuing cost reduction program, the Company began a long-term consolidation project in 1991 and computer conversion in 1994 for its regional service centers which process data for membership accounts ("RSCs"). The consolidation of five RSCs into two remaining RSCs was completed in the third quarter of 1995, and the elimination of cost redundancies continued throughout 1996 and 1997. The primary phase of the computer conversion was completed in the fourth quarter of 1995. With the addition of new hardware and software, the Company streamlined its processing procedures and developed efficiencies that enable the RSCs to service members better while reducing costs. The Company has completed an assessment of whether its computer systems will function properly with respect to dates in 2000 and thereafter and has determined that only two existing software applications require modification, with such modifications expected to be completed in 1998 at an aggregate cost to the Company of less than $.1 million.



     The provision for doubtful receivables was $96.1 million, $80.4 million and $72.1 million for 1997, 1996 and 1995, respectively. The rate of the Company's provision for doubtful receivables can vary from year to year. The Company estimates the ultimate realization of initial membership fees originated on financed memberships based upon a number of factors such as method of payment (EFT vs. coupon books) and amount of downpayment, among others. The Company continually analyzes the provision because initial membership fees can be paid to the Company in installments. Updated collection experience trends are reviewed each reporting period and, if necessary, the allowance is adjusted accordingly. Changes in the allowance as a percentage of gross receivables may result from various factors including significant near-term fluctuations in amounts of initial membership fees originated for financed memberships or the timing of write-offs. The Company believes, based on its experience, that the qualitative profile of its receivables portfolio at December 31, 1997 is generally improved from that in recent years due to more accounts paying by EFT and higher average downpayments.


     Management also believes significant opportunities exist to increase revenues beyond those generated by the sale of membership plans and receipt of dues without significant capital expenditures. To capitalize on the Company's strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (more than 100 million member visits in each of 1996 and 1997), management has implemented the following new initiatives: (i) the introduction of a newly developed personal training program now offered at most of its fitness centers; (ii) the sale of an exclusive line of Bally-branded nutritional products to the Company's members; (iii) the sale of nutritional products, workout apparel and related accessories in BFIT Essentials(TM) retail stores currently located in over 60 of its fitness centers; and (iv) the provision of affordable, comprehensive outpatient rehabilitative and physical therapy services to both members and non-members, presently in two of its fitness centers. These new initiatives had a limited effect on the 1997 results, but beginning with 1998, management expects their effect to be more meaningful.

RESULTS OF OPERATIONS

  Comparison of the years ended December 31, 1997 and December 31, 1996

     Net revenues for 1997 were $661.0 million compared to $639.2 million in 1996, an increase of $21.8 million (3%). This increase is substantially a result of an increase in initial membership fees originated of $34.8 million (9%) in 1997, consisting of a $62.3 million (21%) increase in financed memberships originated offset, in part, by a $27.5 million (32%) decrease in paid-in-full memberships originated. These results generally reflect management's current strategy of selling more all-club membership plans (which typically have been financed and generate better long-term returns for the Company) and fewer single-club membership plans. Accordingly, the average selling price of contracts sold increased 18% and the number of contracts sold decreased 10%. Further, these results were achieved while the average number of fitness centers selling memberships decreased from 322 in 1996 to 317 in 1997, reflecting management's continuing strategy to improve the quality of the Company's facilities. During 1997 and 1996, the Company closed 19 older, typically smaller and less profitable facilities and sold a fitness center to a franchisee while opening 8 new, larger facilities, generally based on its new prototype. In addition, deferred revenue accounting added only $1.0 million to revenues in 1997 compared to $29.8 million in 1996. Dues collected increased $11.2 million (6%) over 1996, reflecting the Company's continuing strategy of increasing renewal dues. Finance charges earned increased $2.8 million (8%) in 1997 due primarily to the increase in the size of the receivables portfolio. Fees and other revenues increased $1.9 million (14%) over 1996, primarily reflecting the sale of nutritional and other retail products which the Company began selling in 1997 in certain of its fitness centers and the 1997 introduction of the new personal training program.


     Operating income for 1997 was $19.9 million compared to $19.1 million in 1996. The increase of $.8 million (4%) was due to the aforementioned increase in revenues substantially offset by a $21.0 million (3%) increase in operating costs and expenses, which included a $15.7 million increase in the provision for doubtful receivables. Operating expenses include charges of $5.9 million and $5.1 million in 1997 and 1996, respectively ($2.1 million and $2.3 million of which is amortization of unearned compensation in 1997 and 1996, respectively) relating to restricted stock awards issued in conjunction with the Spin-off for which restrictions lapsed in 1997 and 1996 and final vesting occurred in August 1997. Excluding the provision for doubtful receivables and charges related to restricted stock awards, operating costs and expenses increased $4.5 million (1%) from 1996. Fitness center operating expenses increased $17.7 million (5%) due, in part, to increased spending to improve club operations and appearance, additional commissions (a substantial portion of which are deferred through the change in deferred membership origination costs) from the growth in initial membership fees originated, and certain operating costs associated with the new initiatives described above. General and administrative expenses increased $5.4 million (23%) and primarily reflects fees paid to Hilton in 1997 under a license agreement to use the name "Bally" (a similar payment was not required in 1996), an increase of tax gross-up expense in 1997 from 1996 relating to the restricted stock awards described above and increased corporate personnel and other overhead incurred in 1997 relating principally to the new initiatives. Member processing and collection center expenses decreased $3.6 million (9%), reflecting decreases in telephone expenses (as a result of renegotiated rates and fewer member service calls), printing and equipment rental costs. In addition, advertising expenses decreased $2.4 million (5%) due to reduced spending on television advertisements and the elimination of certain agency fees in 1997 offset, in part, by increases in production costs and local promotional activities.


     The provision for doubtful receivables for 1997 was $96.1 million compared to $80.4 million in 1996, an increase of $15.7 million (20%) primarily due to the increase in financed memberships originated.

     Interest expense was $45.0 million in 1997 compared to $47.6 million in 1996, a decrease of $2.6 million (5%) primarily due to lower average interest rates and an increase in the amount of capitalized interest offset, in part, by a higher average level of debt.

     The income tax provision for 1997 reflects state income taxes only, as no federal benefit has been provided because the ultimate realization of additional deferred tax assets cannot be assured. The income tax benefit for 1996 reflects a benefit equal to the federal provision allocated to the extraordinary item (no additional benefit has been provided because the ultimate realization of additional deferred tax assets cannot be assured), net of a state income tax provision.

  Comparison of the years ended December 31, 1996 and December 31, 1995

     Net revenues for 1996 were $639.2 million compared to $653.4 million in 1995. The decrease in revenues results, in part, because the average number of fitness centers selling memberships decreased from 332 in 1995 to 322 in 1996, reflecting the closure of 25 older, typically smaller and less profitable facilities and the sale of a fitness center to Entertainment offset, in part, by the opening of 13 new, larger facilities during 1996 and 1995. Initial membership fees originated decreased $29.7 million (7%) in 1996, consisting of a $19.6 million (6%) decrease in financed memberships originated and a $10.1 million (11%) decrease in paid-in-full memberships originated. The number of contracts sold declined 12% and the average selling price of contracts sold increased 6% as a result of the sale of more premium memberships in 1996. Dues collected increased $5.1 million (3%) over 1995 despite the 3% reduction in the average number of facilities operated, reflecting the Company's continuing strategy of increasing renewal dues. Finance charges earned decreased $.5 million (1%) in 1996 compared to 1995. Fees and other revenues decreased $2.1 million (13%) primarily due to the reduction of personal trainer revenue in 1996 as a result of temporarily outsourcing the service and non-recurring income in 1995 pertaining to insurance recoveries.

     Operating income for 1996 was $19.1 million compared to $5.0 million in 1995. The increase of $14.1 million was due to a $28.3 million (4%) reduction in operating costs and expenses offset, in part, by the aforementioned decrease in revenues. The reduction in operating costs and expenses was achieved despite an $8.3 million increase in the provision for doubtful receivables and a $5.1 million charge related to restricted stock awards issued in conjunction with the Spin-off for which restrictions lapsed due to the increase in the market price of the Common Stock. Excluding the provision for doubtful receivables and charge related to restricted stock awards, operating costs and expenses decreased $41.7 million (7%) in 1996 compared to 1995 primarily due to reductions in fitness center operating expenses and member processing and collection center expenses. Fitness center operating expenses for 1996 decreased $30.1 million (8%) from 1995 primarily due to a reduction in payroll and related costs and other variable costs as a result of the continuing cost reduction program and the 3% reduction in the average number of fitness centers operated in 1996 compared to 1995. In addition, insurance expenses declined due to favorable experience in controlling general liability risks, and commissions decreased as a result of the decline in initial membership fees originated. Member processing and collection center expenses decreased $8.0 million (16%) primarily due to the aforementioned RSC consolidation and computer projects.

     The provision for doubtful receivables for 1996 was $80.4 million compared to $72.1 million in 1995, an increase of $8.3 million (12%) despite the aforementioned decrease in financed memberships originated. Management believes the additional provision for doubtful receivables in 1996 adequately reserved for collection experience to be ultimately realized from sales programs in general, and specifically from sales promotions allowing very low downpayments offered from time to time between July 1995 and October 1996 that have shown indications of underperforming historical collection experience.

     Interest expense was $47.6 million in 1996 compared to $43.8 million in 1995, an increase of $3.8 million (9%) principally reflecting a higher average level of debt offset, in part, by lower average interest rates.

     As a result of the Spin-off, the Company is no longer included in the consolidated federal income tax return of Entertainment and files its own separate consolidated federal income tax return. Accordingly, the income tax benefit for 1996 reflects a benefit equal to the federal provision allocated to the extraordinary item (no additional benefit has been provided because the ultimate realization of additional deferred tax assets cannot be assured), net of a state income tax provision. Pursuant to a tax sharing agreement with Entertainment, the effective rate of the income tax benefit for 1995 was lower than the U.S. statutory tax rate (35%) due principally to operating losses without a current year tax benefit and non-deductible amortization of costs in excess of acquired assets.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is in the process of expanding and upgrading its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Management plans to make capital expenditures of approximately $10 million to $12 million annually to maintain and make minor upgrades to the Company's existing facilities, including exercise equipment upgrades, heating, ventilation and air conditioning ("HVAC") and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $10 million during the next year to complete its plans to extensively add and upgrade exercise equipment, refresh interior and exterior finishes to improve club ambience, and refurbish and make major upgrades to approximately 25% of its clubs, including converting some low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitative and physical therapy service areas. For the last several years, the Company has spent $6 million to $15 million annually, as funds were available, to open new or replacement facilities. Beginning in 1998, the Company intends to increase its spending to approximately $20 million to $25 million per year to open 15 to 20 new facilities based on its new prototype, which is designed to cost less to construct and maintain than the Company's older facilities. The new facilities are expected to range in size from 10,000 to 45,000 square feet and have the capacity to accommodate significantly more members than older clubs of the same size because they will generally focus on only the most widely used amenities.


     During 1997, the Company repaid approximately $25 million of indebtedness, including the repayment of amounts drawn under the Company's credit facility, from the net proceeds of the 1997 Stock Offering, and used approximately $2 million to support the introduction of new initiatives. Cash receipts from the sale of paid-in-full memberships during the six months ended December 31, 1997 were approximately $5 million less than during the six months ended June 30, 1997 due to the Company's emphasis on the sale of financed membership plans. This emphasis during the last six months of 1997 resulted in a corresponding increase of approximately $26 million in net installment contracts receivable from June 30, 1997 to December 31, 1997, and primarily caused cash used in operating activities to increase to $35.9 million in 1997 from $5.3 million in 1996. Prior to completing the 1997 Stock Offering, the Company was dependent on availability under its credit facility and its operations to provide for cash needs. The Company managed liquidity requirements in recent years by emphasizing the sale of single-club paid-in-full membership plans and accelerating collections of financed memberships and dues to increase available cash reserves and, to a lesser extent, sales of non-strategic assets and sale/leaseback arrangements. Management believes use of these techniques has had a negative impact on operating results, and that available working capital has reduced the need for these techniques to be continued.


     In October 1997, the Company refinanced its subordinated debt to reduce interest expense, extend debt maturities and improve financial flexibility. The Company issued $225 million aggregate principal amount of the 9 7/8% Notes and completed a tender offer and consent solicitation (the "Tender Offer") with respect to its $200 million aggregate principal amount of 13% Senior Subordinated Notes due 2003 (the "13% Notes"). Pursuant to the Tender Offer, the Company purchased $177.4 million aggregate principal amount of the 13% Notes, substantially all at a price of 108.3% of the principal amount, together with accrued and unpaid interest. In January 1998, the Company redeemed the remaining $22.6 million aggregate principal amount of the 13% Notes not tendered in the Tender Offer at a price of 106.5% of the principal amount, together with accrued and unpaid interest.

     In November 1997, the Company entered into a new revolving credit agreement with a group of banks which provides for a three-year $70 million credit line. The amount available under the credit line is reduced by any outstanding letters of credit, which cannot exceed $30 million. At December 31, 1997, the revolving credit agreement was unused except for outstanding letters of credit totaling $7.2 million.

     The Company has no scheduled principal payments under the 9 7/8% Notes until October 2007 and the principal amount of the certificates under the Company's securitization facility remains fixed at $160 million through July 1999. Accordingly, exclusive of the remaining 13% Notes which were redeemed in January 1998 using the remaining proceeds from the issuance of the 9 7/8% Notes, debt service requirements (primarily interest) of the Company for the next twelve months are approximately $43 million. Management believes that the Company will be able to satisfy its debt service and capital expenditure requirements over the next twelve months out of existing cash balances and cash flow from operations. Management also believes that as a result of the 1997 Stock Offering, the refinancing of subordinated debt and the new credit facility, the Company's liquidity and financial flexibility have significantly improved.

                                    BUSINESS


     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members, and the number and square footage of facilities. As of March 31, 1998, the Company operated approximately 320 fitness centers concentrated in major metropolitan areas in 27 states and Canada and had approximately four million members. Bally's members made more than 100 million visits to its fitness centers in each of 1996 and 1997.


     The Company offers its members value by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally's fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic training programs. In addition, many of the Company's current fitness centers include pools, racquet courts or other athletic facilities. The Company's new club prototype achieves efficiency by focusing on those fitness services that receive a high degree of member use. The Company has clustered its fitness centers in major metropolitan areas in order to achieve marketing and operating efficiencies. These markets include, among others, New York, Los Angeles, Chicago, Houston, Dallas, Detroit, Baltimore, Washington, D.C., Philadelphia, Miami, Cleveland, Atlanta, Milwaukee, Seattle, Minneapolis, Orlando, Denver, Phoenix, St. Louis, Boston, and Kansas City. In 1996, the Company completed the process of renaming its fitness centers so substantially all use the service mark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional service marks and trade names.

     The Company's primary target market for new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. Bally markets itself to these consumer segments through the use of a variety of membership options and payment plans. The membership options offered by the Company range from single-club memberships to premium memberships which provide additional amenities and access to all of Bally's fitness centers nationwide. Similarly, the Company offers a broad range of payment alternatives. Typically, members pay an initiation fee which can either be financed (generally for up to 36 months and subject to downpayment requirements) or paid-in-full at the time of joining. Members are generally required to pay monthly membership dues in order to use the Company's fitness facilities. Management believes the various membership and payment plans offered, in addition to Bally's strong brand identity and the convenience of its multiple locations, constitute distinct competitive advantages for the Company.

OPERATING STRATEGIES


     In October 1996, Lee S. Hillman was named President and Chief Executive Officer of the Company. This completed the transition of senior management of the Company from predominantly marketing oriented managers, including the original founders of the Company, to managers with a more financial and operational orientation. The new management team quickly implemented a business strategy designed to improve the operating results of the Company. These efforts have contributed to recent increases in revenues and operating income, although the Company reported a loss before extraordinary item of $23.5 million for the year ended December 31, 1997.


  Core Business

     During 1997, management developed and began implementing five strategies to improve the underlying operations and the financial performance of the Company. These strategies have already favorably impacted the Company's financial results and management is committed to furthering their implementation.

          - Emphasize the Sale of All-Club Membership Plans -- Prior to the 1997 Stock Offering, the Company managed its commission structure to emphasize the sale of paid-in-full membership plans to generate immediate cash for short-term liquidity at the expense of longer-term financial returns. The 1997 Stock Offering provided additional working capital, allowing the Company to emphasize the sale of all-club membership plans, which are typically financed, rather than single-club membership plans. In 1997, this new emphasis contributed to an 18% increase in the weighted-average price of memberships sold to approximately $970 from approximately $820 in 1996. Management believes that it can continue to increase new member revenues through an emphasis on financed membership plans.

          - Upgrade and Expand Fitness Centers -- Using a portion of the net proceeds from the 1997 Stock Offering and cash flow from operations, the Company has begun to expand and upgrade its existing facilities and equipment in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. The Company has budgeted approximately $15 million for this initiative (over and above normal maintenance capital expenditures), most of which has been spent or committed.

          - Increase Dues Revenues -- The Company believes that its dues are substantially less than those charged by its competitors and that it can continue to increase dues for its members who are beyond their initial financing period without any material loss in membership. In addition, the Company has reduced promotions which discounted or waived dues. In 1997, these initiatives contributed to an increase in dues collected of approximately $11.2 million, or 6%, over 1996. Management believes that it can continue to raise the dues charged to its members at a rate consistent with past periods.

          - Improve Collections on Financed Contracts -- The Company is maintaining its focus on increasing downpayments on financed membership plans and securing payments by EFT, which the Company's experience has shown results in higher quality receivables. This effort yielded an increase of 11% in the average down payment, from $73 in 1996 to $81 in 1997. In addition to seeking higher down payments, the Company continues to develop improved collection practices based on information provided by "credit scoring" and behavioral modeling, which management believes will also improve the yield from the receivables portfolio.

          - Continue to Leverage Fixed Cost Base -- A significant percentage of the Company's operating costs are fixed in nature, both in terms of fitness center operations and member processing and advertising. Over the past several years, the Company has significantly reduced these operating costs through aggressive cost management. As the Company pursues its growth strategies described below, management will seek to leverage the Company's fixed cost base to improve operating margins.

  Growth Opportunities

     In order to build upon the improved core operations and accelerate the growth of the Company's business, management has identified the following external growth opportunities:

          - Develop New Fitness Centers -- Beginning in 1998, the Company intends to increase its spending to approximately $20 million to $25 million per year to open 15 to 20 new facilities based on its new fitness center prototype, which is designed to cost less to construct and maintain than the Company's older facilities. The majority of the Company's new fitness center facilities will be developed pursuant to long term lease arrangements. The prototype model of new fitness centers developed over the most recent years has required on average $1.3 million to fund leasehold improvements and fitness equipment.

          - Selectively Acquire Club-Related Real Estate -- The Company operates approximately 320 fitness centers, over 90% of which are leased. Historically, the Company has not capitalized on opportunities to buy leased properties at attractive terms due to capital constraints. The Company's recently improved financial condition allows the Company to take advantage of attractive opportunities to acquire leased properties. In addition to pursuing these opportunities, the Company will also evaluate purchasing parcels of land in strategic locations for new club expansion. While the Company believes that from time to time there are attractive opportunities to acquire real estate, either for existing club sites or new locations, management intends only to pursue real estate transactions following a very selective set of criteria, including strategic locale and relative market values.

          - Identify and Acquire Fitness Center Operators in Strategic Geographic Locations -- The Company maintains an operating strategy of clustering its clubs in major metropolitan areas in order to achieve marketing and operating efficiencies. Consistent with this strategy, management has identified major metropolitan areas where the Company is absent or underrepresented. In an effort to establish a cluster of clubs quickly in strategic locations, the Company plans to identify and acquire fitness center operators where attractive opportunities exist and internal growth would not be as effective due to various factors, including timeliness and availability of prime real estate.

  New Business Initiatives

     Management believes that the Company can increase and diversify revenues by leveraging its strong brand identity, extensive distribution infrastructure (approximately 320 facilities), significant member base (approximately four million members) and frequency of visitation (in excess of 100 million member visits in each of 1996 and 1997) by offering a number of ancillary products and services. In order to pursue these growth opportunities, the Company has implemented the following initiatives:

          - Personal Training -- In 1997, the Company introduced a newly developed personal training program which is now offered at most of its fitness centers. The value of this service to members, coupled with decreased outsourcing of this service, represents a significant profit opportunity for the Company. In the fourth quarter of 1997, the Company generated $2.0 million in revenues from the sale of personal training programs. To better introduce personal training services and Bally-branded nutritional products to its members, the Company began offering System 30 memberships at most of its fitness centers in January 1998. Members selecting the System 30 membership receive the benefits of an all-club membership plan plus a complete fitness analysis, a supply of Bally-branded nutritional products and three personal training sessions during the first month of membership.


          - Private-Label Nutritional Products -- During 1997, the Company launched the sale of an exclusive line of Bally-branded nutritional products to the Company's members. The current line of Bally-branded nutritionals includes meal replacement drinks, multi-vitamins, fat-free snack wafers, a creatine mix and fat-reducing supplements. While these products were only being introduced in 1997, sales for the year totaled $2.2 million, including $1.0 million in the fourth quarter of 1997. The Company continues to test market other nutritional products. The Company requires its suppliers of nutritional products to maintain significant amounts of product liability insurance. In addition, the Company maintains significant excess general liability and umbrella insurance coverage.



          - Retail Stores -- To date, the Company has opened more than 60 BFIT Essentials(TM) retail stores in its fitness centers. These retail stores sell Bally-branded and complementary products from other manufacturers, including nutritional products, workout apparel and related accessories. The Company plans to have approximately 100 BFIT Essentials(TM) retail stores in its fitness centers by the end of 1998.


          - Outpatient Rehabilitative and Physical Therapy Services -- The Company believes numerous opportunities exist to contract with third party providers and managers of health care programs and services to provide affordable, comprehensive outpatient rehabilitative and physical therapy services in its fitness centers, and expects to offer these services to members and non-members alike in up to 100 of its facilities within the next three years, primarily using existing facilities and equipment. Pursuant to an agreement with Continucare Corporation, two such facilities are currently in operation in the Florida market, with plans already developed to have four additional facilities operating during 1998.

MEMBERSHIP PLANS

     The Company currently offers prospective members a number of membership plans which differ primarily by the inclusion of additional in-club services (such as racquet sports and child care) and access to other fitness centers operated by the Company, either locally or nationwide. From time to time, the Company also offers special membership plans which limit access to fitness centers to certain days and non-peak hours. The initial membership fees for access to the Company's fitness center facilities presently range from approximately $379 to $1,199 depending on the membership plan selected, the diversity of facilities and services available at the club of enrollment and the local business environment, as well as the effects of seasonal promotional strategies.

     In addition to the one-time initial membership fee, members pay monthly membership dues in order to maintain their membership privileges. Dues during the typical financing period for memberships presently being sold are approximately $6.00 per month and vary based on the market and the type of plan purchased by the member. Some promotional programs offered by the Company in the past have waived dues payments for up to 36 months if the member paid the initiation fee in full at the time the membership originated. Renewal dues (paid after the typical financing period ends) vary significantly and are typically increased as contractually permitted. At December 31, 1997, approximately 90% of the Company's members were being charged dues ranging from $2.00 to $15.00 per month, with the overall average $7.86 per month. The Company has experienced an average annual growth rate of dues revenues of 7% from 1992 to 1997. The Company expects annual increases in dues revenues will continue due to contractual terms of current membership plans and the Company's belief it can continue to increase dues for its members who are beyond their initial financing period without any material loss in membership. The Company also offers renewal dues that vary depending on the member's historical usage of the fitness center facilities. The Company's recent experience has shown that members faced with a membership renewal decision for the first time renewed at a rate of approximately 47%, and members faced with a membership renewal decision for subsequent periods renewed at a rate of approximately 85%.

     Members selecting financed membership plans can choose from several payment mechanisms and downpayment options. The Company expects to continue its focus on increasing the downpayment it receives on financed membership contracts and on securing payment by EFT. The Company believes both these strategies result in better quality receivables. See "Account Servicing".

FINANCING OF INITIAL MEMBERSHIP FEE

     Generally, the Company offers financing terms of 36 months. Shorter terms are offered on a promotional basis or as required by applicable state law. Contracts are financed at a fixed annual percentage rate (generally between 16% and 18%, except as otherwise limited by applicable state retail installment laws). Financed portions of initial membership fees may be prepaid without penalty at any time during the financing term. Management expects approximately 85% of all new membership contracts originated during 1998 will be financed to some extent.

     The Company offers two payment methods for financed portions of initial membership fees: coupon books and EFT. EFT plans are the most popular mechanism for payment of the financed portion of initial membership fees. Under an EFT plan, on approximately the same date each month a predetermined amount is either
(i) automatically transferred from a member's bank account to the Company, or
(ii) automatically charged to a member's designated credit card. Currently, approximately 80% of all financed memberships sold are paid by EFT. The other mechanism for payment financing is the use of a coupon book. This mechanism requires the member to mail a check monthly, accompanied by a payment coupon, to the RSC responsible for administering the membership account. Members may change their payment method at any time.

     On average, the Company received a downpayment of $81 on financed memberships sold during 1997. This downpayment adequately defrays both the initial account set-up cost as well as any collection costs should the account become immediately delinquent. As a result, the Company is able to attract new members who might otherwise be rejected while covering the incremental cost of new membership processing and collection through the downpayment. The Company does not perform individual credit checks on members at the time they join due, in part, to the high cost associated with performing credit checks on the large volume of new members. The Company satisfactorily manages its credit risk by measuring, from past performance, the average realizable value of contracts for coupon book and EFT payers based on various downpayment criteria. Historical analysis performed by the Company indicates the collection experience of EFT accounts is approximately 50% better than coupon book accounts. As of December 31, 1997, approximately 60% of membership contract receivables consisted of EFT-financed memberships compared to 29% at December 31, 1992.

FITNESS CENTERS

     Most of the Company's fitness centers are located near regional, urban and suburban shopping areas and in downtown areas of major cities and are generally operated under long-term leases. Fitness centers vary in size, available facilities and types of services provided. Fitness centers contain a wide variety of state-of-the-art progressive resistance, cardiovascular and conditioning exercise equipment, as well as free weights. A member's use of a fitness center may include planned exercise programs and instruction stressing cardiovascular conditioning, strength development and improved appearance. The Company requires a comprehensive training program for its service personnel and offers its members orientations on the recommended use of exercise equipment.


     Generally, the Company's fitness centers constructed prior to 1980 are smaller and have fewer amenities than the fitness centers constructed in the 1980's, which average 35,000 square feet and generally include a colorful workout area, sauna and steam facilities, a lap pool, free-weight rooms, aerobic exercise rooms, an indoor jogging track and, in some cases, racquetball, squash or basketball courts. The Company's current prototype fitness center focuses on those fitness services that the Company's members most frequently use rather than on a broader range of fitness services that generally receive a lower degree of member use, such as pools, racquet courts or other athletic facilities. The prototype club, which tends to be approximately 20,000 to 30,000 square feet, has recently averaged approximately $800,000 to construct, exclusive of purchased real estate and exercise equipment and net of any landlord contribution. The Company typically pays cash for the portion of the construction costs it incurs directly for a new club. The Company invests approximately $500,000 for exercise equipment for a prototype club, all or a portion of which may be leased.



     The Company is in the process of expanding and upgrading its facilities in order to increase its membership base and more effectively capitalize on its streamlined marketing and administrative functions. Management plans to make capital expenditures of approximately $10 million to $12 million annually to maintain and make minor upgrades to the Company's existing facilities, including exercise equipment upgrades, HVAC and other operating equipment upgrades and replacements, and locker room and workout area refurbishments, among others. In addition, the Company expects to invest approximately $10 million during the next year to complete its plans to extensively add and upgrade exercise equipment, refresh interior and exterior finishes to improve club ambience, and refurbish and make major upgrades to approximately 25% of its clubs, including converting some low-usage pools and racquet areas into expanded exercise areas and to a lesser extent retail and outpatient rehabilitative and physical therapy service areas. For the last several years, the Company has spent $6 million to $15 million annually, as funds were available, to open new or replacement facilities. Beginning in 1998, the Company intends to increase its spending to approximately $20 million to $25 million per year to open 15 to 20 new facilities based on its new prototype, which is designed to cost less to construct and maintain than the Company's older facilities. The new facilities are expected to range in size from 10,000 to 45,000 square feet and have the capacity to accommodate significantly more members than older clubs of the same size because they will generally focus on only the most widely used amenities. At December 31, 1997, the Company had 41 of the new prototype facilities in operation, of which 30 had been in operation for at least two years. The average 1997 net revenues in excess of operating costs (excluding depreciation and amortization) for these 30 facilities was approximately $940,000 compared to the average 1997 results for all the Company's other fitness facilities of approximately $750,000.


     In 1997, the Company entered into an agreement pursuant to which three fitness centers in Syracuse, New York, including one facility previously owned by the Company, are operated by a third party under the service mark "Bally Total Fitness". The Company plans to seek additional franchise relationships for facilities located in smaller markets.

SALES AND MARKETING

     The Company devotes substantial resources to the marketing and promotion of its fitness centers and their services because the Company believes strong marketing support is critical to attracting new members both at existing and new fitness centers. In 1996, the Company completed the process of renaming its fitness centers so substantially all use the service mark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional service marks and trade names.

     The Company's strategy is to cluster numerous fitness centers in major media markets in order to increase the efficiency of its marketing and advertising programs. The Company operates approximately 260 clubs in 26 of the top 30 U.S. media markets.

     The Company expects to spend approximately $50 million for advertising and promotion during 1998 compared to approximately $45 million in 1997, $47 million in 1996 and $50 million in 1995. The Company primarily advertises on television, and, to a lesser extent, through newspapers, telephone directories, direct mail, radio, outdoor signage and other promotional activities.

     The Company's sales and marketing programs emphasize the benefits of health, physical fitness and exercise by appealing to the public's desire to look and feel better. The Company's advertisements are augmented by individual sales presentations made by its sales personnel in the fitness centers. Management believes the various memberships and payment plans, in addition to Bally's strong brand identity and the convenience of its multiple locations, constitute distinct competitive advantages for the Company.

     The Company's marketing efforts also include corporate membership sales and insurance-eligible programs which are designed to reduce workers' compensation costs and improve productivity. In addition to its advertising, personal sales presentations and targeted marketing efforts, the Company is increasingly utilizing in-club marketing programs. Open-houses and contests for members and their guests foster member loyalty and introduce fitness centers to prospective members. Referral incentive programs involve current members in the process of new member enrollments.

     Direct mail reminders encourage renewal of existing memberships. The Company has a group of approximately 120 employees located at its Towson, Maryland RSC dedicated primarily to inbound telemarketing renewal and outbound service programs to existing members, although telemarketing is not currently used to attract prospective new members.

     The Company continually evaluates strategic marketing alliances to heighten awareness of its fitness centers. For example, in February 1998 the Company entered into an agreement with the owner and syndicator of the "Baywatch" television series pursuant to which an episode of the show will be filmed on location at one of the Company's fitness centers, and stars from the show will make appearances at fitness center grand openings and other events for the Company. In addition, the Company recently became the title sponsor for a series of eight Olympic-length triathlons beginning in 1998.

ACCOUNT SERVICING

     The Company administers and collects amounts owing under its membership contracts according to uniform procedures implemented by its two RSCs. The RSCs enable the Company to conduct centralized data processing of all membership accounts. The RSCs employ approximately 800 people in the account processing and collection areas, including approximately 150 employees dedicated to customer service, approximately 350 employees dedicated to account processing and administration and approximately 300 employees dedicated to account collections. The two RSCs collectively receive, deposit and post more than $550 million of membership transactions annually, including the processing of downpayments and cash sales, and collections of financed receivables and dues. In addition, the RSCs process, on average, 2,600 new membership accounts per day. RSC personnel are also responsible for responding to and resolving member inquiries and maintaining membership data.

     All collections for past-due accounts are initially handled internally by the RSCs. The Company systematically pursues past-due accounts by utilizing a series of computer-generated correspondence and telephone contacts. Computer-generated correspondence is sent to a delinquent member at 7 and 20 days after an account becomes past due. Collectors with varying levels of experience are responsible for handling delinquent accounts, depending on the period of delinquency. At 30 and 60 days past due, the accounts are assigned to power dialer assisted collectors initially as a reminder and later as a demand for payment. Accounts that have not been collected for a 90-day period are transferred to a group of the most experienced collectors (unless the first scheduled payment has not been received on such accounts, in which case they are generally written off and any downpayment received is not refunded). All remaining delinquent accounts are written off after 180 days without payment. Accounts that are written off are reported to credit reporting bureaus and sold to a third-party collection group. The Company is investigating opportunities to enhance its collection efforts based on information provided by credit scoring and behavioral modeling, which management believes will improve the yield from the receivables portfolio. For example, the Company would not make costly collection calls to a member with a strong credit history until late in the collection cycle. Likewise, the Company would aggressively pursue collection tactics on a member with a poor credit history early in the delinquency period and reduce collection efforts if results were not quickly realized. By tailoring its collection approach to reflect a delinquent member's likelihood of payment, the Company believes it can collect more of its receivables at a lower cost. The Company uses a national bureau which charges the Company a nominal fee per credit score. As of March 31, 1998, the Company has credit scored a majority of its financed members with outstanding balances. The Company is also testing other collection techniques, such as the use of monthly statements.


COMPETITION

     The Company is the largest (and only nationwide) commercial operator of fitness centers in the United States in terms of revenues, the number of members and the number and square footage of facilities. The Company is the largest operator, or among the largest operators, of fitness centers in every major market in which it has fitness centers. The Company believes its fitness centers generally offer a high level of amenities to its members. Within each market, the Company competes with other fitness centers, physical fitness and recreational facilities established by local governments and hospitals and by businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet and other athletic clubs, country clubs, weight-reducing salons and the home-use fitness equipment industry. However, the Company believes its operating experience, its ability to allocate advertising and administration costs over all of its fitness centers, its nationwide operations, its purchasing power and its account processing and collection infrastructure provide the Company distinct competitive advantages. There can be no assurance that the Company will be able to compete effectively in the future in the markets in which it operates.


     The Company believes competition has increased to some extent in certain markets, reflecting the public's enthusiasm for fitness and a decrease in the cost of entry into the market due to financing available from landlords and equipment manufacturers. The Company believes its membership plans are affordable and have the flexibility to be responsive to economic conditions. However, the Company also competes with other entertainment and retail businesses for the discretionary income of its target markets.



     As the Company pursues new business initiatives, particularly the sale of nutritional products and apparel, the Company competes against large, established companies with more experience selling such products on a retail basis and, in some instances, with substantially greater financial resources than the Company. There can be no assurance the Company will be able to compete effectively with such established companies.


PROPERTIES

     The Company operates approximately 320 fitness centers in 27 states and Canada. The Company owns approximately 30 fitness centers and leases either land, buildings or both for the remainder of its fitness centers. Aggregate rent expense for real estate (including office and administrative space) was $86.8 million, $85.8 million and $84.9 million for 1997, 1996 and 1995, respectively. Most leases require the Company to pay real estate taxes, insurance, maintenance and, in the case of shopping center and office building locations, common-area maintenance fees. A limited number of leases also provide for percentage rental based on receipts. Various leases also provide for rent adjustments based on changes in the Consumer Price Index, most with limits provided to protect the Company. One fitness center accounted for between 1% to 2% of the Company's net revenues during 1997. The Company believes its properties are adequate for its current membership.

     Leases for fitness centers entered into by the Company in the last five years generally provide for an original term of no less than 15 years and, in some cases, for 20 years. Most leases contain at least one five-year option to renew and often two or more such options.

     The Company's executive offices are located in Chicago, Illinois, where it is a co-tenant at a monthly base rental cost to the Company of $50,200. The lease expires in January 2003. The Company also leases space in Huntington Beach, California and Towson, Maryland for RSC operations.

TRADEMARKS AND TRADE NAMES

     In 1996, the Company completed the process of renaming its fitness centers so substantially all use the service mark "Bally Total Fitness", thereby enhancing brand identity, concentrating advertising and eliminating the prior practice of using more than 25 different regional service marks or trade names. The name "Bally Total Fitness" is a service mark of Hilton Hotels Corporation as successor to Entertainment. In January 1996, the Company and Entertainment entered into a 10-year trademark license agreement to allow the Company to use certain marks, including the "Bally Total Fitness" service mark, in connection with its fitness center business. The Company paid no royalty or license fee for 1996 and pays a fee of $1.0 million per year thereafter. Following the initial ten-year term, the Company has the option to renew the license for an additional five-year period at a rate equal to the greater of the then market rate or $1.0 million per year.

SEASONAL MEMBERSHIP FEE ORIGINATIONS


     Historically, the Company has experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. The new initiatives the Company has implemented may have the effect of increasing the seasonality of the Company's business.


EMPLOYEES

     The Company has approximately 13,900 employees, including approximately 7,300 part-time employees. Approximately 12,800 employees are involved in club operations, including sales personnel, instructors, personal trainers, supervisory and facilities personnel, approximately 800 are involved in the operation of the RSCs and approximately 300 are administrative support personnel, including accounting, management information systems, marketing, legal, human resources, real estate and other national services.

     The Company is not a party to any collective bargaining agreement with its employees. Although the Company experiences high turnover of non-management personnel, the Company historically has not experienced difficulty in obtaining adequate replacement personnel, except regionally from time-to-time with respect to sales personnel, which the Company believes periodically become somewhat more difficult to replace due, in part, to increased competition for skilled retail sales personnel.

GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the FTC, and of state and local consumer protection agencies, apply to the Company's advertising, sales and other trade practices.

     Statutes and regulations affecting the fitness industry have been enacted or proposed in all of the states in which the Company conducts business. Typically, these statutes and regulations prescribe certain forms and regulate the terms and provisions of membership contracts, giving the member the right to cancel the contract, in most cases, within three business days after signing, requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility and, in some cases, establishing maximum prices and terms for membership contracts and limitations on the term of contracts. In addition, the Company is subject to numerous other types of federal and state regulations governing the sale, financing and collection of memberships including, among others, the Truth-in-Lending Act and Regulation Z adopted thereunder, as well as state laws governing the collection of debts. These laws and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. The Company maintains internal review procedures in order to comply with these requirements and it believes its activities are in substantial compliance with all applicable statutes, rules and decisions.

     Under so-called "cooling-off" statutes in most states, members of fitness centers have the right to cancel their memberships for a period of three to ten days after the date the contract was entered into (depending on the applicable state law) and are entitled to refunds of any payment made. In addition, the Company's membership contracts provide that a member may cancel his or her membership at any time for qualified medical reasons or if the member relocates a certain distance away from a Bally fitness center, and a membership may be canceled in the event of a member's death. The specific procedures for cancellation in these circumstances vary according to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to the Company upon cancellation and the Company may offset such amount against any refunds owed.

     The Company is a party to several state and federal consent orders. From time to time, the Company makes minor adjustments in its operating procedures to comply with such consent orders. The consent orders essentially require continued compliance with applicable laws and require the Company to refrain from activities not in compliance with applicable laws.

     The provision of rehabilitative and physical therapy services is affected by federal, state and local laws and regulations concerning the development and operation of physical rehabilitation health programs, licensing, certification and reimbursement and other matters, which may vary by jurisdiction and which are subject to periodic revision. The opening of a rehabilitation facility may require approval from state and/or local governments and re-licensure from time to time, both of which may be subject to a number of conditions. In addition, a substantial number of recipients of rehabilitative and physical therapy services have fees paid by governmental programs, as well as private third-party payors. Governmental reimbursement programs (including Medicare and Medicaid) generally require facilities and services to meet certain standards promulgated by the federal and/or state government. Additionally, reimbursement levels by governmental and private third-party payors are subject to change which could limit or reduce reimbursement levels and could have a material adverse effect on the demand for rehabilitative and physical therapy services. Further, in a number of states and in certain circumstances pursuant to federal law, the referral of patients to rehabilitative and physical therapy services is subject to limitations imposed by law, the violation of which may, in certain circumstances, constitute a felony. Recently, federal and state governments have focused significant attention on health care reform and cost control. These proposals include cut-backs to Medicare and Medicaid programs. It is uncertain at this time what legislation and health care reform may ultimately be enacted or whether other changes in the administration or interpretation of government health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care programs will not have a material adverse effect on the provision of rehabilitative and physical therapy services by the Company.

LEGAL PROCEEDINGS

     A class action which has been certified entitled Jackson v. Health & Tennis Corporation of America was filed in the state district court in Bexar County, Texas on May 8, 1995. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code and the Texas Deceptive Trade Practices -- Consumer Protection Act. A purported class action which has not been certified entitled Vasquez et al. v. Bally Total Fitness Corporation, d/b/a Bally's was filed in state district court in Bexar County, Texas on September 18, 1997. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code, the Federal Truth-in-Lending Act and Federal Reserve Board regulations. The relief sought in both cases is damages equal to the alleged overpayments and statutory remedies. The Company is currently unable to accurately determine within a meaningful range the amount sought in these actions because Texas law on what constitutes actual damages for any class member is unclear. The Company is vigorously defending these actions. The outcome of this litigation is not currently determinable and, consequently, the Company cannot predict whether it will have a material adverse effect on the Company's financial condition or results of operations in any future period.

     The Company is involved in various other claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Ladenburg Thalmann & Co. Inc. ("Ladenburg Thalmann") and Chase Securities Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective numbers of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.



                                                                 NUMBER
                                                               OF SHARES
                        UNDERWRITER                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Ladenburg Thalmann & Co. Inc................................
Chase Securities Inc........................................
                                                              ------------
             Total..........................................     2,500,000
                                                              ============


     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the Offering
contemplated hereby, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table is of the 2,500,000 shares of Common Stock initially offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell a greater number of shares of Common Stock than is set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing shares of Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.



     The Company and each of Arthur M. Goldberg, Chairman of the Board of Directors, Lee S. Hillman, President, Chief Executive Officer and Director, and John W. Dwyer, Executive Vice President, Chief Financial Officer and Treasurer, have agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 120 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options or warrants, or grant options to purchase shares of Common Stock pursuant to the Company's stock option plans.


     In July 1997, Ladenburg Thalmann Capital Corporation ("LTCC"), an affiliate of Ladenburg Thalmann, loaned the Company $7.5 million. The Company repaid the loan from LTCC from the net proceeds of the 1997 Stock Offering. In connection with the loan, LTCC received warrants to purchase 250,000 shares of Common Stock at an exercise price of $10.05. The warrants, which are not transferable by LTCC prior to August 1998, are exercisable for five years and have certain registration rights.

     From time to time, Merrill Lynch and Ladenburg Thalmann have provided investment banking services to the Company for which they received normal and customary fees, including in connection with the 1997 Stock Offering and the placement of the 9 7/8% Notes.

                                 LEGAL MATTERS

     The validity, authorization and issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Benesch, Friedlander, Coplan & Aronoff LLP of Cleveland, Ohio. George N. Aronoff, a partner in Benesch, Friedlander, Coplan & Aronoff LLP, owns 22,359 shares of Common Stock. Certain legal matters will be passed on for the Underwriters by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of independent auditors..............................   F-2
Consolidated balance sheet at December 31, 1997 and 1996....   F-3
Consolidated statement of operations for the years ended
  December 31, 1997, 1996 and 1995..........................   F-4
Consolidated statement of stockholders' equity for the years
  ended December 31, 1997, 1996 and 1995....................   F-5
Consolidated statement of cash flows for the years ended
  December 31, 1997, 1996 and 1995..........................   F-6
Notes to consolidated financial statements for the years
  ended December 31, 1997, 1996 and 1995....................   F-8
Supplementary data:
  Quarterly consolidated financial information
     (unaudited)............................................  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Bally Total Fitness Holding Corporation

     We have audited the accompanying consolidated balance sheets of Bally Total Fitness Holding Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Total Fitness Holding Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                               ERNST & YOUNG LLP
Chicago, Illinois
February 17, 1998

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                           CONSOLIDATED BALANCE SHEET
                       (In thousands, except share data)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
ASSETS
Current assets:
  Cash and equivalents......................................  $ 61,679   $ 16,534
  Installment contracts receivable, net.....................   168,011    153,235
  Other current assets......................................    31,743     24,075
                                                              --------   --------
     Total current assets...................................   261,433    193,844
Installment contracts receivable, net.......................   175,575    146,972
Property and equipment, at cost:
  Land......................................................    21,667     22,550
  Buildings.................................................   109,613    108,361
  Leasehold improvements....................................   402,503    400,340
  Equipment and furnishings.................................    91,958     99,073
                                                              --------   --------
                                                               625,741    630,324
  Accumulated depreciation and amortization.................   314,544    304,865
                                                              --------   --------
     Net property and equipment.............................   311,197    325,459
Intangible assets, less accumulated amortization of $54,124
  and $49,619...............................................   101,220    105,725
Deferred income taxes.......................................     4,171     13,656
Deferred membership origination costs.......................    86,737     82,140
Other assets................................................    27,233     25,506
                                                              --------   --------
                                                              $967,566   $893,302
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 36,908   $ 41,565
  Income taxes payable......................................     2,342      2,258
  Deferred income taxes.....................................     5,660     15,145
  Accrued liabilities.......................................    50,464     55,063
  13% Senior Subordinated Notes due 2003, called for 1998
     redemption.............................................    22,555
  Other current maturities of long-term debt................     4,590      8,401
  Deferred revenues.........................................   270,853    265,465
                                                              --------   --------
     Total current liabilities..............................   393,372    387,897
Long-term debt, less current maturities.....................   405,425    376,397
Other liabilities...........................................     7,459      6,824
Deferred revenues...........................................    90,989     98,032
Stockholders' equity:
  Preferred stock, $.10 par value; 10,000,000 shares
     authorized; none issued -- Series A Junior
     Participating; 300,000 shares authorized; none
     issued.................................................
  Common stock, $.01 par value; 60,200,000 shares
     authorized; 20,575,092 and 12,495,161 shares issued and
     outstanding............................................       206        125
  Contributed capital.......................................   392,718    303,811
  Accumulated deficit.......................................  (322,603)  (277,733)
  Unearned compensation (restricted stock)..................               (2,051)
                                                              --------   --------
     Total stockholders' equity.............................    70,321     24,152
                                                              --------   --------
                                                              $967,566   $893,302
                                                              ========   ========

                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                       (In thousands, except share data)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
Net revenues:
  Membership revenues-
     Initial membership fees on financed memberships
       originated...........................................  $352,661   $290,378   $309,974
     Initial membership fees on paid-in-full memberships
       originated...........................................    58,117     85,624     95,695
     Dues collected.........................................   194,084    182,909    177,783
     Change in deferred revenues............................       961     29,791     16,813
                                                              --------   --------   --------
                                                               605,823    588,702    600,265
  Finance charges earned....................................    39,218     36,405     36,889
  Fees and other............................................    15,996     14,092     16,220
                                                              --------   --------   --------
                                                               661,037    639,199    653,374
Operating costs and expenses:
  Fitness center operations.................................   384,120    366,466    396,564
  Member processing and collection centers..................    38,627     42,257     50,255
  Advertising...............................................    45,042     47,428     50,037
  General and administrative................................    28,952     23,586     21,603
  Provision for doubtful receivables........................    96,078     80,350     72,145
  Depreciation and amortization.............................    52,878     55,940     57,359
  Change in deferred membership origination costs...........    (4,597)     4,113        428
                                                              --------   --------   --------
                                                               641,100    620,140    648,391
                                                              --------   --------   --------
Operating income............................................    19,937     19,059      4,983
Interest income.............................................     1,928        988        179
Interest expense............................................   (45,021)   (47,644)   (43,750)
                                                              --------   --------   --------
Loss before income taxes and extraordinary item.............   (23,156)   (27,597)   (38,588)
Income tax benefit (provision)..............................      (300)     2,700      7,188
                                                              --------   --------   --------
Loss before extraordinary item..............................   (23,456)   (24,897)   (31,400)
Extraordinary gain (loss) on extinguishment of debt.........   (21,414)     5,655
                                                              --------   --------   --------
Net loss....................................................  $(44,870)  $(19,242)  $(31,400)
                                                              ========   ========   ========
Basic and diluted earnings (loss) per common share (pro
  forma for 1995):
     Loss before extraordinary item.........................  $  (1.51)  $  (2.04)  $  (3.25)
     Extraordinary gain (loss) on extinguishment of debt....     (1.37)       .46
                                                              --------   --------   --------
     Net loss...............................................  $  (2.88)  $  (1.58)  $  (3.25)
                                                              ========   ========   ========

                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                     COMMON STOCK                                    UNEARNED
                                  ------------------                               COMPENSATION       TOTAL
                                    NUMBER      PAR    CONTRIBUTED   ACCUMULATED   (RESTRICTED    STOCKHOLDERS'
                                  OF SHARES    VALUE     CAPITAL       DEFICIT        STOCK)         EQUITY
                                  ----------   -----   -----------   -----------   ------------   -------------
Balance at December 31, 1994....  19,000,000   $ 190    $261,738      $(227,091)      $             $ 34,837
Net loss........................                                        (31,400)                     (31,400)
Effects of spin-off from Bally
  Entertainment Corporation:
    Forgiveness of income tax
      obligation by Bally
      Entertainment
      Corporation...............                          44,507                                      44,507
    Increase in income tax
      valuation allowance due to
      adjustments to the income
      tax basis of certain
      assets....................                         (20,147)                                    (20,147)
    Excess of sales price over
      historical basis of assets
      sold to Bally
      Entertainment
      Corporation...............                           3,892                                       3,892
    Reduction in number of
      shares issued and
      outstanding...............  (7,154,839)    (72)         72                                          --
                                  ----------   -----    --------      ---------       ------        --------
Balance at December 31, 1995....  11,845,161     118     290,062       (258,491)                      31,689
Net loss........................                                        (19,242)                     (19,242)
Common stock issued under long-
  term incentive plan...........     650,000       7       4,389                      (4,396)             --
Capital contributions by Bally
  Entertainment Corporation.....                           9,360                                       9,360
Amortization of unearned
  compensation..................                                                       2,345           2,345
                                  ----------   -----    --------      ---------       ------        --------
Balance at December 31, 1996....  12,495,161     125     303,811       (277,733)      (2,051)         24,152
Net loss........................                                        (44,870)                     (44,870)
Issuance of common stock through
  public offering...............   8,000,000      80      88,310                                      88,390
Issuance of common stock upon
  exercise of stock options and
  other.........................      79,931       1         597                                         598
Amortization of unearned
  compensation..................                                                       2,051           2,051
                                  ----------   -----    --------      ---------       ------        --------
Balance at December 31, 1997....  20,575,092   $ 206    $392,718      $(322,603)      $   --        $ 70,321
                                  ==========   =====    ========      =========       ======        ========

                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                              YEARS ENDED DECEMBER 31,
                                                        -------------------------------------
                                                          1997          1996          1995
                                                        ---------     ---------     ---------
OPERATING:
  Loss before extraordinary item.....................   $ (23,456)    $ (24,897)    $ (31,400)
  Adjustments to reconcile to cash used --
     Depreciation and amortization, including
       amortization included in interest expense.....      55,287        59,124        60,701
     Provision for doubtful receivables..............      96,078        80,350        72,145
     Change in operating assets and liabilities......    (163,770)     (119,764)     (112,922)
     Other, net......................................         (75)         (114)        1,622
                                                        ---------     ---------     ---------
       Cash used in operating activities.............     (35,936)       (5,301)       (9,854)
INVESTING:
  Purchases and construction of property and
     equipment.......................................     (27,065)      (20,612)      (22,469)
  Proceeds from sale of property and equipment.......      10,946
  Reserve fund deposit refunded (paid) pursuant to
     securitization facility.........................                    10,000       (20,000)
  Other, net.........................................                       833           353
                                                        ---------     ---------     ---------
       Cash used in investing activities.............     (16,119)       (9,779)      (42,116)
FINANCING:
  Debt transactions --
     Proceeds from long-term borrowings..............     225,052       162,318       150,000
     Repayments of long-term debt....................    (208,034)     (155,912)      (82,917)
     Debt issuance costs.............................      (8,466)       (2,815)       (6,654)
                                                        ---------     ---------     ---------
       Cash provided by debt transactions............       8,552         3,591        60,429
  Equity transactions --
     Proceeds from issuance of common stock through
       public offering...............................      88,390
     Proceeds from issuance of common stock upon
       exercise of stock options.....................         258
     Capital contribution by Bally Entertainment
       Corporation...................................                     6,760
                                                        ---------     ---------     ---------
       Cash provided by financing activities.........      97,200        10,351        60,429
                                                        ---------     ---------     ---------
Increase (decrease) in cash and equivalents..........      45,145        (4,729)        8,459
Cash and equivalents, beginning of year..............      16,534        21,263        12,804
                                                        ---------     ---------     ---------
Cash and equivalents, end of year....................   $  61,679     $  16,534     $  21,263
                                                        =========     =========     =========

                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                                 (In thousands)

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1997         1996         1995
                                                          ---------    ---------    ---------
SUPPLEMENTAL CASH FLOWS INFORMATION:

Changes in operating assets and liabilities, net of
  effects from acquisitions or sales, were as
  follows --
     Increase in installment contracts receivable......   $(140,096)   $ (75,491)   $ (91,422)
  (Increase) decrease in other current and other
     assets............................................      (8,402)      (4,063)       1,589
  (Increase) decrease in deferred membership
     origination   costs...............................      (4,597)       4,113          428
     Decrease in accounts payable......................      (4,657)        (475)        (498)
     Increase (decrease) in income taxes payable.......          84       (2,866)        (503)
     Decrease in accrued and other liabilities.........      (5,141)     (11,191)      (5,703)
     Decrease in deferred revenues.....................        (961)     (29,791)     (16,813)
                                                          ---------    ---------    ---------
                                                          $(163,770)   $(119,764)   $(112,922)
                                                          =========    =========    =========

Cash payments for interest and income taxes were as follows --
  Interest paid........................................   $  48,427    $  44,604    $  42,221
  Interest capitalized.................................        (511)        (236)        (278)
  Income taxes paid (refunded), net....................         216          166       (6,685)

Investing and financing activities exclude the
  following non-cash transactions --
     Acquisition of property and equipment through
       capital leases/borrowings.......................   $  14,044    $   5,266    $   2,445
     Forgiveness of income tax obligations by Bally
       Entertainment Corporation/Hilton Hotels
       Corporation.....................................                   15,200       44,507
     Common stock issued under long-term incentive
       plan............................................                    4,396
     Capital contribution by Bally Entertainment
       Corporation.....................................                    2,600
     Increase in income tax valuation allowance due to
       adjustments to the income tax basis of certain
       assets upon spin-off from Bally Entertainment
       Corporation.....................................                                20,147
     Excess of sales price over historical basis of
       assets sold to Bally Entertainment
       Corporation.....................................                                 3,892

                            See accompanying notes.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (All dollar amounts in thousands, except share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

     The accompanying consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries which it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with approximately 320 facilities concentrated in 27 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan markets in the United States. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries.


     The Company was a wholly owned subsidiary of Bally Entertainment Corporation ("Entertainment") until the consummation of Entertainment's spin-off of the Company. On November 6, 1995, the Board of Directors of Entertainment declared a distribution in the form of a dividend (the "Spin-off") to holders of record of its common stock as of the close of business on November 15, 1995 (the "Record Date") on the basis of one share of common stock, par value $.01 per share (the "Common Stock") of the Company, along with an associated stock purchase right (a "Right") issued pursuant to a stockholder rights plan (the "Stockholder Rights Plan"), for every four shares of Entertainment common stock held on the Record Date. On January 9, 1996 (the "Distribution Date"), 11,845,161 shares of Common Stock were distributed. For financial accounting purposes, the Company has reflected the effect of the Spin-off as of December 31, 1995.


     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates. In addition, certain reclassifications (primarily interest income) have been made to prior years' financial statements to conform with the 1997 presentation.

Cash equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of those instruments.

Property and equipment

     Depreciation of buildings, equipment and furnishings (including assets under capital leases) is provided on the straight-line method over the estimated economic lives of the related assets and amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the lease periods. Depreciation and amortization of property and equipment was $45,739, $48,444 and $51,999 for 1997, 1996 and 1995,
respectively.

Deferred finance costs

     Deferred finance costs are amortized over the terms of the related debt using the bonds outstanding method. Included in "Other assets" at December 31, 1997 and 1996 were deferred finance costs of $9,828 and $8,252, respectively, net of accumulated amortization of $2,511 and $4,430, respectively.

Intangible assets

     Intangible assets consist principally of cost in excess of net assets of acquired businesses (goodwill), which is being amortized on the straight-line method over periods ranging up to forty years from dates of

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

acquisition, and amounts assigned to acquired operating lease rights, which are being amortized on the straight-line method over the remaining lease periods.

     The Company evaluates annually whether the remaining estimated useful life of goodwill may warrant revision or the remaining balance of goodwill may not be recoverable, generally considering expectations of future profitability and cash flows (undiscounted and without interest charges) on a consolidated basis. If the sum of the Company's expected future cash flows were less than the carrying value of the Company's long-lived assets and identifiable intangibles, an impairment loss would be recognized equal to the amount by which the carrying value of the Company's long-lived assets and identifiable intangibles exceeded their fair value. Based on present operations and strategic plans, the Company believes that no impairment of goodwill exists at December 31, 1997. However, if future operations do not perform as expected, or if the Company's strategic plans for its business were to change, a reduction in the carrying value of these assets may be required.

Membership revenue recognition


     The Company's fitness centers primarily offer a dues membership, which permits members, upon paying initial membership fees, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Initial membership fees may be paid-in-full when members join or may be financed via installment contracts over periods ranging up to 36 months. Revenues from initial membership fees (net of any related allowances) are deferred and recognized ratably over the weighted average expected life of the memberships, which for paid-in-full memberships and financed memberships sold after December 31, 1993 have been calculated to be 36 months and 22 months, respectively (previously 34 months and 20 months, respectively). Costs directly related to the origination of memberships (substantially all of which are sales commissions paid, which are included in "Fitness center operations") are also deferred and are amortized using the same methodology as for initial membership fees described above. The allowance for cancellations of memberships under so-called "cooling-off" statutes in most states, contractually permitted cancellations and first payment defaults is charged directly against membership revenue. The provision for doubtful receivables represents the allowance for all other uncollectible memberships. Dues revenue is recorded as monthly services are provided. Accordingly, when dues are prepaid, the prepaid portion is deferred and recognized over the applicable term. Installment contracts bear interest at, or are adjusted for financial accounting purposes at the time the contracts are sold to, rates for comparable consumer financing contracts. Unearned finance charges are amortized over the term of the contracts on the sum-of-the-months-digits method, which approximates the interest method.


     Components of deferred revenues as of December 31, 1997 and 1996 are as follows:

                                              1997                              1996
                                 -------------------------------   -------------------------------
                                 CURRENT    LONG-TERM    TOTAL     CURRENT    LONG-TERM    TOTAL
                                 --------   ---------   --------   --------   ---------   --------
Financed initial membership
  fees deferred................  $169,298   $ 43,901    $213,199   $148,251   $ 31,981    $180,232
Paid-in-full initial membership
  fees deferred................    61,453     36,703      98,156     75,614     55,278     130,892
Prepaid dues...................    40,102     10,385      50,487     41,600     10,773      52,373
                                 --------   --------    --------   --------   --------    --------
                                 $270,853   $ 90,989    $361,842   $265,465   $ 98,032    $363,497
                                 ========   ========    ========   ========   ========    ========

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     Components of the change in deferred revenues for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                     1997        1996        1995
                                                   ---------   ---------   ---------
Financed initial membership fees:
  Originating....................................  $(352,661)  $(290,378)  $(309,974)
  Less provision for doubtful receivables........     96,078      80,350      72,145
                                                   ---------   ---------   ---------
  Originating, net...............................   (256,583)   (210,028)   (237,829)
  Recognized.....................................    223,270     228,681     220,885
                                                   ---------   ---------   ---------
     Decrease (increase) in deferral.............    (33,313)     18,653     (16,944)
Paid-in-full initial memberships fees:
  Originating....................................    (58,117)    (85,624)    (95,695)
  Recognized.....................................     90,666      94,870     116,608
                                                   ---------   ---------   ---------
     Decrease in deferral........................     32,549       9,246      20,913
Decrease in prepaid dues.........................      1,725       1,892      12,844
                                                   ---------   ---------   ---------
Change in deferred revenues......................  $     961   $  29,791   $  16,813
                                                   =========   =========   =========

     Components of the change in deferred membership origination costs for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                     1997        1996        1995
                                                   ---------   ---------   ---------
Incurred.........................................  $ (84,104)  $ (77,257)  $ (82,720)
Amortized........................................     79,507      81,370      83,148
                                                   ---------   ---------   ---------
Change in deferred membership origination
  costs..........................................  $  (4,597)  $   4,113   $     428
                                                   =========   =========   =========

Income taxes

     For tax periods after January 9, 1996, the Company files its own separate consolidated federal income tax return. For tax periods prior to and including January 9, 1996, taxable income or loss of the Company was included in the consolidated federal income tax return of Entertainment. Pursuant to a tax sharing agreement with Entertainment, income taxes were allocated to the Company based on amounts the Company would pay or receive if it filed a separate consolidated federal income tax return, except that the Company received from Entertainment an amount equal to the tax benefit of the Company's net operating losses and tax credits, if any, that could be utilized in Entertainment's consolidated federal income tax return, whether or not such losses or credits could be utilized by the Company on a separate return basis. As a result of the Spin-off, the Company and Entertainment entered into the Tax Allocation and Indemnity Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal income taxes for tax periods through January 9, 1996. In connection therewith, Entertainment assumed substantially all responsibility for any federal income tax adjustments related to the Company for tax periods through January 9, 1996. The Tax Allocation and Indemnity Agreement was amended in 1996 to include a portion of the Company's losses in Entertainment's consolidated federal income tax return. As a result, capital contributions totaling $9,360 were received by the Company ($6,760 in cash and $2,600 as an offset to certain indebtedness) representing a portion of the benefit that Entertainment receives from the utilization of the Company's loss carrybacks.

Earnings (loss) per common share

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed similarly to the way fully diluted earnings per share was computed pursuant to Accounting Principles Board Opinion ("APB") No. 15. Earnings (loss) per share amounts for all years have been presented to conform to SFAS No. 128.

     Basic and diluted earnings (loss) per common share are computed by dividing loss before extraordinary item, extraordinary gain (loss) on extinguishment of debt, and net loss by the weighted average number of shares of common stock outstanding during each year, which totaled 15,557,491 shares and 12,174,601 shares for 1997 and 1996, respectively. The assumed exercise of outstanding warrants and stock options for diluted earnings (loss) per common share was not applicable in either 1997 or 1996 because their effect was anti-dilutive. See "Pro forma information (unaudited)" regarding 1995's pro forma loss per common share.

EXTRAORDINARY ITEMS

     The extraordinary loss on extinguishment of debt for 1997 of $21,414 ($1.37 per share) results from a refinancing of the Company's subordinated debt and credit facility.

     The extraordinary gain on extinguishment of debt for 1996 consists of (i) a gain of $9,880 ($.81 per share), net of income taxes of $5,320, resulting from a $15,200 tax obligation to Entertainment which was forgiven as part of the December 1996 merger (the "Merger") of Entertainment with and into Hilton Hotels Corporation ("Hilton") and (ii) a charge of $4,225 ($.35 per share), net of income taxes of $2,270, resulting from a refinancing of the Company's securitization facility.

INSTALLMENT CONTRACTS RECEIVABLE

                                                                1997        1996
                                                              --------    --------
Current:
  Installment contracts receivable..........................  $239,448    $226,173
  Unearned finance charges..................................   (27,709)    (24,467)
  Allowance for doubtful receivables and cancellations......   (43,728)    (48,471)
                                                              --------    --------
                                                              $168,011    $153,235
                                                              ========    ========
Long-term:
  Installment contracts receivable..........................  $226,735    $195,978
  Unearned finance charges..................................   (14,357)    (11,382)
  Allowance for doubtful receivables and cancellations......   (36,803)    (37,624)
                                                              --------    --------
                                                              $175,575    $146,972
                                                              ========    ========

     The carrying amount of installment contracts receivable at December 31, 1997 and 1996 approximates fair value based on discounted cash flow analyses, using interest rates in effect at the end of each year comparable to similar consumer financing contracts.

ACCRUED LIABILITIES

                                                                1997        1996
                                                              --------    --------
Payroll and benefit-related liabilities.....................  $ 19,530    $ 16,384
Interest....................................................     6,603      11,938
Taxes other than income taxes...............................     3,922       3,853
Other.......................................................    20,409      22,888
                                                              --------    --------
                                                              $ 50,464    $ 55,063
                                                              ========    ========

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

LONG-TERM DEBT

                                                                1997        1996
                                                              --------    --------
Nonsubordinated:
  Revolving credit agreement................................  $     --    $     --
  Securitization facility...................................   160,000     160,000
  Capital lease obligations.................................    13,126       6,686
  Other secured and unsecured obligations...................    11,889      18,112
Subordinated:
  9 7/8% Senior Subordinated Notes due 2007.................   225,000
  13% Senior Subordinated Notes due 2003....................    22,555     200,000
                                                              --------    --------
Total long-term debt........................................   432,570     384,798
13% Senior Subordinated Notes due 2003, called for 1998
  redemption................................................   (22,555)
Other current maturities of long-term debt..................    (4,590)     (8,401)
                                                              --------    --------
Long-term debt, less current maturities.....................  $405,425    $376,397
                                                              ========    ========

     In November 1997, the Company entered into a new revolving credit agreement with a group of banks which provides for a three-year $70,000 credit line. The amount available under the credit line is reduced by any outstanding letters of credit, which cannot exceed $30,000. At December 31, 1997, the revolving credit agreement was unused except for outstanding letters of credit totaling $7,157. The rate of interest on borrowings is at the Company's option, generally based upon either the agent bank's prime rate plus 2% or a Eurodollar rate plus 3%. A fee of 2.25% on outstanding letters of credit is payable quarterly. A commitment fee of 1/2 of 1% is payable quarterly on the unused portion of the credit facility. The revolving credit agreement is secured by substantially all real and personal property (excluding installment contracts receivable) of the Company.

     In December 1996, the Company refinanced its securitization facility by completing a private placement of asset-backed securities (the "Securitization") pursuant to which $145,500 of 8.43% Accounts Receivable Trust Certificates and $14,500 of Floating Rate Accounts Receivable Trust Certificates (the "Floating Certificates") were issued as undivided interests in the H&T Master Trust (the "Trust"). The Floating Certificates bear interest (8.55% at December 31, 1997) at 2.57% above the London Interbank Offer Rate ("LIBOR"), with the interest rate on the Floating Certificates capped at 9.43% pursuant to an interest rate cap agreement. The Trust was created for the issuance of asset-backed securities and was formed pursuant to a pooling and servicing agreement. The Trust includes a portfolio of substantially all of the Company's installment contracts receivable from membership sales and the proceeds thereof. The amount by which installment contracts receivable in the Trust exceeds the $160,000 principal amount of certificates issued by the Trust is generally retained by the Company. The Company services the installment contracts receivable held by the Trust and earns a servicing fee which approximates the servicing costs incurred by the Company. Through July 1999, the principal amount of the certificates remains fixed and collections of installment contracts receivable flow through to the Company in exchange for the securitization of additional installment contracts receivable, except that collections are first used to fund interest requirements. The amortization period commences in August 1999, after which collections of installment contracts receivable will be used first to fund interest requirements and then to repay principal on the certificates. The amortization period ends upon the earlier to occur of the certificates being repaid in full or August 2002.

     The Company leases certain fitness center facilities and equipment under capital leases expiring in periods ranging from one to twenty years. Included in "Property and equipment" at December 31, 1997 and 1996 were assets under capital leases of $18,194 and $7,125, respectively, net of accumulated amortization of $1,751 and $586, respectively.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     In October 1997, the Company refinanced its subordinated debt by issuing $225,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2007 (the "9 7/8% Notes") and completing a tender offer and consent solicitation (the "Tender Offer") with respect to its $200,000 aggregate principal amount of 13% Senior Subordinated Notes due 2003 (the "13% Notes"). Pursuant to the Tender Offer, the Company purchased $177,445 aggregate principal amount of the 13% Notes, substantially all at a price of 108.3% of the principal amount, together with accrued and unpaid interest. In January 1998, the Company redeemed the remaining $22,555 aggregate principal amount of the 13% Notes not tendered in the Tender Offer at a price of 106.5% of the principal amount, together with accrued and unpaid interest. The 9 7/8% Notes are not subject to any sinking fund requirement, but may be redeemed beginning in October 2002, in whole or in part, with premiums ranging from 4.9% in 2002 to zero in 2005 and thereafter. The payment of the 9 7/8% Notes is subordinated to the prior payment in full of all senior indebtedness of the Company, as defined (approximately $192,000 at December 31, 1997).

     The revolving credit agreement and the indenture for the 9 7/8% Notes contain covenants that, among other things and subject to certain exceptions, restrict the ability of the Company to incur additional indebtedness, pay dividends, prepay certain indebtedness, dispose of certain assets, create liens and make certain investments or acquisitions. The revolving credit agreement also requires the maintenance of certain financial covenants.

     Maturities of long-term debt (excluding the $22,555 aggregate principal amount of the 13% Notes redeemed in January 1998) and future minimum payments under capital leases together with the present value of future minimum rentals as of December 31, 1997 are as follows:

                                                     LONG-TERM    CAPITAL
                                                       DEBT       LEASES      TOTAL
                                                     ---------    -------    --------
1998...............................................  $  2,527     $ 3,498    $  6,025
1999...............................................    67,054       3,129      70,183
2000...............................................    96,092       2,076      98,168
2001...............................................     1,118       1,523       2,641
2002...............................................     3,002       1,413       4,415
Thereafter.........................................   227,096      16,177     243,273
                                                     --------     -------    --------
                                                      396,889      27,816     424,705
Less amount representing interest..................               (14,690)    (14,690)
                                                     --------     -------    --------
                                                     $396,889     $13,126    $410,015
                                                     ========     =======    ========

     The fair value of the Company's long-term debt at December 31, 1997 and 1996 approximates its carrying amount except for the Company's subordinated debt, which had a fair market value (based on quoted market prices) of $251,666 and $190,875 at December 31, 1997 and 1996, respectively. The fair values are not necessarily indicative of the amounts the Company could acquire the debt for in a purchase or redemption.

INCOME TAXES

     The income tax benefit (provision) applicable to loss before income taxes and extraordinary item consists of the following:

                                                       1997       1996        1995
                                                     --------    -------    --------
Federal (all current)..............................  $     --    $ 3,050    $  7,069
State and other (all current)......................      (300)      (350)        119
                                                     --------    -------    --------
                                                     $   (300)   $ 2,700    $  7,188
                                                     ========    =======    ========

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial accounting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996, along with their classification, are as follows:

                                                     1997                      1996
                                            -----------------------   -----------------------
                                             ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                            ---------   -----------   ---------   -----------
Installment contract revenues.............  $   1,677     $    --     $  27,466     $    --
Amounts not yet deducted for tax purposes:
  Bad debts...............................     33,259                    33,509
  Other...................................     13,079                    14,275
Amounts not yet deducted for book
  purposes:
  Deferred membership origination costs...                 36,042                    32,412
Depreciation and capitalized costs........      2,439                                 2,308
Tax loss carryforwards....................    174,105                   118,313
Other, net................................                  2,359                     1,460
                                            ---------     -------     ---------     -------
                                              224,559     $38,401       193,563     $36,180
                                                          =======                   =======
Valuation allowance.......................   (187,647)                 (158,872)
                                            ---------                 ---------
                                            $  36,912                 $  34,691
                                            =========                 =========
Current...................................  $  19,538     $25,198     $   7,420     $22,565
Long-term.................................     17,374      13,203        27,271      13,615
                                            ---------     -------     ---------     -------
                                            $  36,912     $38,401     $  34,691     $36,180
                                            =========     =======     =========     =======

     Upon consummation of the Spin-off, a portion of Entertainment's federal tax loss and Alternative Minimum Tax ("AMT") credit carryforwards were allocated to the Company pursuant to U.S. Treasury Regulations. The amount of carryforwards allocated to the Company may ultimately be different as a result of Internal Revenue Service (the "IRS") adjustments. At December 31, 1997, estimated federal AMT credit and tax loss carryforwards of $2,987 and $366,873, respectively, have been recorded by the Company. The AMT credits can be carried forward indefinitely, while the tax loss carryforwards expire through 2012. In addition, the Company has substantial state tax loss carryforwards which begin to expire in 1998 and fully expire through 2012. Based upon the Company's past performance and the expiration dates of its carryforwards, the ultimate realization of all of the Company's deferred tax assets cannot be assured. Accordingly, a valuation allowance has been recorded to reduce deferred tax assets to a level which, more likely than not, will be realized.

     A reconciliation of the income tax benefit (provision) with amounts determined by applying the U.S. statutory tax rate to loss before income taxes and extraordinary item is as follows:

                                                            1997        1996        1995
                                                         -----------   -------   -----------
Benefit at U.S. statutory tax rate (35%)...............    $ 8,105     $ 9,659     $13,506
Add (deduct):
  Operating losses without a current year tax
     benefit...........................................     (6,748)     (5,509)     (4,904)
  State income taxes, net of related federal income tax
     effect and valuation allowance....................       (195)       (770)        (96)
  Amortization of cost in excess of acquired assets....     (1,412)     (1,411)     (1,391)
  Other, net...........................................        (50)        731          73
                                                           -------     -------     -------
Income tax benefit (provision).........................    $  (300)    $ 2,700     $ 7,188
                                                           =======     =======     =======

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

STOCKHOLDERS' EQUITY

     The Series A Junior Participating Preferred Stock, $.10 par value (the "Series A Junior Stock"), if issued, will have a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per share of Common Stock during the related quarter. In the event of liquidation, the holders of the shares of Series A Junior Stock will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per share of Common Stock. Each share of Series A Junior Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     The Board of Directors of the Company adopted the Stockholder Rights Plan and issued and distributed a Right for each share of Common Stock distributed to Entertainment stockholders pursuant to the Spin-off. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Stock at a price of $40.00 per one one-hundredth of a share of Series A Junior Stock, subject to adjustment (the "Purchase Price").

     The Rights are not exercisable or transferable apart from the Common Stock until the occurrence of one of the following: (i) ten days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of public announcement that a person (other than an Exempt Person, as defined below) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (an "Acquiring Person"), or (ii) ten days after the date of the commencement of a tender offer or exchange offer by a person (other than an Exempt Person) or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding shares of Common Stock. "Exempt Persons" include the Company, any subsidiary of the Company, employee benefit plans of the Company, directors of the Company on January 5, 1996 who are also officers of the Company, Entertainment and any person holding the warrant to purchase 2,942,805 shares of Common Stock initially issued to Entertainment.

     In the event that, at any time after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with or merges with or into any person and is not the surviving corporation,
(ii) any person merges with or into the Company and the Company is the surviving corporation, but the shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution and expire on January 5, 2006. The Company may redeem or exchange all, but not less than all, of the Rights at a price of $.01 per Right, payable in cash or Common Stock, at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or, under

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

     At December 31, 1997, 6,432,874 shares of Common Stock were reserved for future issuance (3,192,805 shares in connection with outstanding warrants and 3,240,069 shares in connection with certain stock plans).

WARRANTS

     In July 1997, in connection with a $7,500 bridge loan provided to the Company by an affiliate of an underwriter of the August 1997 public offering of Common Stock, the Company issued warrants entitling the affiliate to acquire 250,000 shares of Common Stock at an exercise price of $10.05 per share, expiring in July 2002.

     In connection with the Spin-off, the Company issued a warrant entitling Entertainment to acquire 2,942,805 shares of Common Stock at an exercise price of $5.26 per share (equal to 110% of the average daily closing price of the Common Stock for the twenty consecutive trading days beginning on the first trading day after the Distribution Date), expiring in December 2005. At the time of the Merger, Entertainment sold the warrant to the Chairman of the Board of Directors and the President and Chief Executive Officer of the Company.

STOCK PLANS

     In January 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of non-qualified stock options to non-employee directors of the Company. Initially, 100,000 shares of Common Stock were reserved for issuance under the Directors' Plan and at December 31, 1997, 80,000 shares of Common Stock were available for future grant under the Directors' Plan. Stock options may not be granted under the Directors' Plan after January 3, 2006.

     Pursuant to the Directors' Plan, non-employee directors of the Company are granted an option to purchase 5,000 shares of Common Stock upon the commencement of service on the Board of Directors, with another option to purchase 5,000 shares of Common Stock granted on the second anniversary thereof. Options under the Directors' Plan are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Option grants under the Directors' Plan become exercisable in three equal annual installments commencing one year from the date of grant and have a 10-year term.

     Also in January 1996, the Board of Directors of the Company adopted the 1996 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of non-qualified stock options, incentive stock options and compensatory restricted stock awards (collectively "Awards") to officers and key employees of the Company. Initially, 2,100,000 shares of Common Stock were reserved for issuance under the Incentive Plan. In 1997, the Incentive Plan was amended to increase the aggregate number of shares of Common Stock which may be granted under the Incentive Plan to 3,600,000 shares. At December 31, 1997, 1,005,608 shares of Common Stock were available for future grant under the Incentive Plan. Awards may not be granted under the Incentive Plan after January 3, 2006.

     Pursuant to the Incentive Plan, non-qualified stock options are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the Common Stock at the date of grant. Option grants become exercisable at the discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee"), generally in three equal annual installments commencing one year from the date of grant. Option grants in 1997 and 1996 have a 10-year term.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     A summary of 1996 and 1997 stock option activity under the Directors' Plan and Incentive Plan is as follows:

                                                    NUMBER OF    WEIGHTED-
                                                     SHARES       AVERAGE      RANGE OF
                                                   REPRESENTED   EXERCISE      EXERCISE
                                                   BY OPTIONS      PRICE        PRICES
                                                   -----------   ---------   -------------
Granted..........................................   1,594,580     $ 4.23     $ 4.125-5.125
Forfeited........................................    (249,920)     4.125             4.125
                                                    ---------
Outstanding at December 31, 1996, none of which
  were exercisable...............................   1,344,660       4.25       4.125-5.125
Granted..........................................     729,000      16.32     12.00-17.5625
Exercised........................................     (59,931)     4.125             4.125
Forfeited........................................    (109,268)     4.125             4.125
                                                    ---------
Outstanding at December 31, 1997, 391,820 of
  which were exercisable.........................   1,904,461       8.88     4.125-17.5625
                                                    =========

     The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.

     SFAS No. 123 requires the disclosure of pro forma net loss and loss per share information as if the Company had accounted for stock options under the fair value method prescribed by SFAS No. 123, which for 1997 is $45,783 and $2.94 per share, and for 1996 is $20,032 and $1.65 per share, respectively. In addition, the weighted-average fair value of stock options granted in 1997 and 1996 was $2.88 per share and $1.93 per share, respectively. The fair value for stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996: risk-free interest rate of 5.67% and 6.22%, respectively; no dividend yield; volatility factor of the expected market price of the Common Stock of 0.164 and 0.413, respectively; and a weighted-average expected life of the options of five years. Pro forma results under SFAS No. 123 in 1997 and 1996 are not likely to be representative of future pro forma results because, for example, options vest over several years and additional awards may be made in future years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     Pursuant to the Incentive Plan, restricted stock awards are rights granted to an employee to receive shares of stock without payment but subject to forfeiture and other restrictions as set forth in the Incentive Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. Except as otherwise determined by the Compensation Committee, the restrictions and risks of forfeiture will lapse in three equal annual installments commencing one year after the date of grant.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     In 1996, the Compensation Committee awarded 650,000 shares of restricted Common Stock to certain executive officers of the Company. Restrictions on these shares generally lapsed based upon the market price of the Common Stock reaching certain targeted stock prices unless less than half of such shares awarded vested within two years after the date of grant, at which time a number of shares would vest so that the total number of vested shares equaled 50% of the original grants. In addition, a recipient of these restricted stock awards receives a cash payment from the Company upon the lapse of restrictions in an amount sufficient to insure that the recipient receives the Common Stock net of all taxes imposed upon the recipient because of the receipt of such Common Stock and cash payment. Restrictions applicable to these shares generally lapsed upon reaching certain targeted stock prices in 1997 and 1996 and, accordingly, the fair value of these shares was amortized to expense ($2,051 in 1997 and $2,345 in 1996) in connection therewith. In addition, the tax gross-up expense related to these restricted shares totaled $3,856 and $2,764 in 1997 and 1996, respectively. The weighted-average fair value of restricted Common Stock awarded in 1996 was $4.87 per share as determined under SFAS No. 123.

     In November 1997, the Board of Directors of the Company adopted the Bally Total Fitness Holding Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides for the purchase of Common Stock by eligible employees (as defined) electing to participate in the plan. The stock can generally be purchased semi-annually at a price equal to the lesser of: (i) 95% of the fair market value of the Common Stock on the date when a particular offering commences or (ii) 95% of the fair market value of the Common Stock on the date when a particular offering expires. For each offering made under the Stock Purchase Plan, each eligible employee electing to participate in the Stock Purchase Plan will automatically be granted shares of Common Stock equal to the number of full shares which may be purchased from the employee's elected payroll deduction, with a maximum payroll deduction equal to 10% of eligible compensation, as defined. The first offering under this plan commenced on January 1, 1998 and expires on March 31, 1998. Thereafter, offerings shall commence on each April 1 and October 1 and expire on the following September 30 and March 31, respectively, until the Stock Purchase Plan is terminated or no additional shares are available for purchase. At December 31, 1997, 250,000 shares of Common Stock were available for future purchases under the Stock Purchase Plan. Pursuant to APB No. 25, no expense is recorded by the Company in connection with this plan.

     Prior to the Spin-off, certain officers and key employees of the Company participated in the 1989 Incentive Plan of Entertainment (the "1989 Plan"), pursuant to which Entertainment granted these individuals options (generally becoming exercisable in three equal annual installments commencing one year after the date of grant) to purchase Entertainment common stock at a price equal to the fair market value of the stock at the date of grant. Pursuant to the 1989 Plan, following the Spin-off, these officers and key employees no longer affiliated with Entertainment could no longer participate in this plan. As a result, their unexercisable options were cancelled on January 9, 1996, and their vested options terminated 90 days thereafter to the extent not exercised prior thereto.

SAVINGS PLANS

     The Company sponsors several defined contribution plans that provide retirement benefits for certain full-time employees. Eligible employees may elect to participate by contributing a percentage of their pre-tax earnings to the plans. Employee contributions to the plans, up to certain limits, are matched in various percentages by the Company. The expense related to the plans totaled $1,106, $974 and $557 in 1997, 1996 and 1995, respectively.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

COMMITMENTS AND CONTINGENCIES

Operating leases

     The Company leases various fitness center facilities, office facilities, and equipment under operating leases expiring in periods ranging from one to twenty-five years excluding optional renewal periods. Certain of the leases contain contingent rental provisions generally related to cost of living criteria or revenues of the respective fitness centers. Rent expense under operating leases was $89,384, $90,060 and $90,318 for 1997, 1996 and 1995,
respectively.

     Minimum future rent payments under long-term noncancellable operating leases in effect as of December 31, 1997, exclusive of taxes, insurance, other expenses payable directly by the Company and contingent rent, are $84,519, $82,807, $78,265, $73,782 and $70,353 for 1998 through 2002, respectively, and
$405,425 thereafter.

     Included in the amounts above are leases with real estate partnerships in which certain of the Company's then current executive officers had ownership interests. Rent expense under these leases was $808, $2,002 and $1,991 for 1997, 1996 and 1995, respectively. In addition, these leases require minimum rent payments of $845 for 1998.

Litigation

     A class action which has been certified entitled Jackson v. Health & Tennis Corporation of America was filed in the state district court in Bexar County, Texas on May 8, 1995. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code and the Texas Deceptive Trade Practices-- Consumer Protection Act. A purported class action which has not been certified entitled Vasquez et al. v. Bally Total Fitness Corporation, d/b/a Bally's was filed in state district court in Bexar County, Texas on September 18, 1997. The complaint alleges that the defendant, a subsidiary of the Company, charged excessive amounts on its financed memberships in violation of the Texas Credit Code, the Federal Truth-in-Lending Act and Federal Reserve Board regulations.
The relief sought in both cases is damages equal to the alleged overpayments and statutory remedies. The Company is currently unable to accurately determine within a meaningful range the amount sought in these actions because Texas law on what constitutes actual damages for any class member is unclear. The Company is vigorously defending these actions. The outcome of this litigation is not currently determinable and, consequently, the Company cannot predict whether it will have a material adverse effect on the Company's financial condition or results of operations in any future period.

     The Company is involved in various other claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company.

TRANSACTIONS WITH ENTERTAINMENT

     In January 1996, the Company and Entertainment entered into a Trademark License Agreement pursuant to which Entertainment (Hilton after the Merger) licenses the use of the name "Bally" and certain trademarks, trade names and service marks to the Company in connection with its fitness center business. The license is for a period of ten years, subject to termination in certain circumstances. The Company paid no royalty or license fee for 1996 and pays a fee of $1,000 per year thereafter. Following the initial ten-year term, the Company has an option to renew the license for an additional five-year period at a rate equal to the greater of the then market rate or $1,000 per year.

                    BALLY TOTAL FITNESS HOLDINGS CORPORATION

              (All dollar amounts in thousands, except share data)

     In connection with the Spin-off, Entertainment purchased a fitness center from the Company for $6,200. The Company and Entertainment entered into a management agreement pursuant to which the Company provides certain administrative services to Entertainment in connection with the operation of this fitness center, including membership contract processing, membership card issuance, collections, processing cash receipts and renewal solicitation. Entertainment pays the Company a management fee equal to 4% of membership revenues and 2% of total revenues of this fitness center for these services, which was $213 and $279 for 1997 and 1996, respectively. In addition, Entertainment purchased from the Company all of the shares of capital stock and warrants to purchase shares of capital stock of Holmes Place PLC owned by the Company, as well as a note receivable from Holmes Place PLC held by the Company, for $1,800. For financial accounting purposes, because of Entertainment's ownership interest at the time, the excess of the sales price over the historical net book value of the fitness center and Holmes Place PLC assets of $5,988 was accounted for as an increase to stockholders' equity, net of income taxes of $2,096.

     In January 1996, the Company and Entertainment entered into a Transitional Services Agreement pursuant to which Entertainment provided the Company certain services for a period of one year following the Spin-off. The services provided to the Company by Entertainment included services relating to insurance, tax matters, accounting and other financial services and the administration of employee benefit programs. The Company provided payroll services to Entertainment during this period. The net amount charged to the Company by Entertainment in 1996 pursuant to the Transitional Services Agreement was $2,344, based on the costs incurred for such services. Prior to the Spin-off, the Company and Entertainment reimbursed each other for the proportionate share of costs (salaries, benefits, rent, etc.) related to employees performing functions on behalf of both companies, based on estimates of time spent on behalf of each company. The net amount charged by Entertainment in 1995 was $3,045. Management believes that the method used to allocate these costs was reasonable. In addition, certain of the Company's insurance coverage was obtained by Entertainment pursuant to corporate-wide programs and Entertainment charged the Company its proportionate share of the respective insurance premiums, which totaled $4,625 and $5,668 for 1996 and 1995, respectively.

     Pursuant to the Transitional Services Agreement, the Company indemnified Entertainment against (i) debts and liabilities of the Company and (ii) liabilities relating to litigation currently pending or claims, controversies or other causes of action relating to the Company's business arising through the Distribution Date. The Transitional Services Agreement also provided for the payment by the Company of $15,200 due Entertainment under the prior tax sharing agreement (plus interest at 10% per annum from the Distribution Date). At the time of the Merger, the $15,200 of indebtedness was forgiven by Hilton, which the Company reflected as an extraordinary gain. The Company also paid interest, calculated primarily at a prime rate, on advances from Entertainment. Interest paid to Entertainment was $1,551 and $430 for 1996 and 1995, respectively.

PRO FORMA INFORMATION (UNAUDITED)

     The net loss for 1995 reflects a federal income tax benefit arising from the Company's prior tax sharing agreement with Entertainment of $7,069. Pro forma loss per common share for 1995 has been determined giving effect to (i) adjustments made to reflect the income tax benefit as if the Company had filed its own separate consolidated income tax return for the year, which results in a pro forma net loss of $38,469, and (ii) the distribution of 11,845,161 shares of Common Stock to Entertainment stockholders as if such distribution had taken place as of the beginning of the year.

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                               SUPPLEMENTARY DATA
            QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

       (All dollar amounts in millions, except share data and footnotes)


                                                             QUARTERS ENDED
                                  ---------------------------------------------------------------------
                                     MARCH 31,         JUNE 30,        SEPTEMBER 30,     DECEMBER 31,
                                  ---------------   ---------------   ---------------   ---------------
                                   1997     1996     1997     1996     1997     1996     1997     1996
                                  ------   ------   ------   ------   ------   ------   ------   ------
Net revenues....................  $168.4   $163.7   $161.8   $158.7   $165.1   $156.6   $165.7   $160.2
Operating income (loss).........     6.2      (.2)     3.2      4.0       .9      2.8      9.6     12.5
Income (loss) before
  extraordinary item............    (5.7)   (12.0)    (7.3)    (7.9)   (10.3)    (9.2)     (.2)     4.2
Extraordinary gain (loss) on
  extinguishment of debt........                                                         (21.4)     5.7
Net income (loss)...............    (5.7)   (12.0)    (7.3)    (7.9)   (10.3)    (9.2)   (21.6)     9.9
Basic earnings (loss) per common
  share:
     Income (loss) before
       extraordinary item.......  $ (.46)  $ (.98)  $ (.59)  $ (.65)  $ (.60)  $ (.76)  $ (.01)  $  .35
     Extraordinary gain (loss)
       on extinguishment of
       debt.....................                                                         (1.04)     .46
     Net income (loss)..........    (.46)    (.98)    (.59)    (.65)    (.60)    (.76)   (1.05)     .81
Diluted earnings (loss) per
  common share:
     Income (loss) before
       extraordinary item.......  $ (.46)  $ (.98)  $ (.59)  $ (.65)  $ (.60)  $ (.76)  $ (.01)  $  .33
     Extraordinary gain (loss)
       on extinguishment of
       debt.....................                                                         (1.04)     .44
     Net income (loss)..........    (.46)    (.98)    (.59)    (.65)    (.60)    (.76)   (1.05)     .77

---------------

1. The Company's operations are subject to seasonal factors.

2. The Company was a wholly owned subsidiary of Entertainment until January 9, 1996, the date 11,845,161 shares of Common Stock were distributed by Entertainment in the Spin-off. For financial accounting purposes, the Company has reflected the effect of the Spin-off as of December 31, 1995.

3. The extraordinary loss on extinguishment of debt for the quarter ended December 31, 1997 results from a refinancing of the Company's subordinated debt and credit facility. The extraordinary gain on extinguishment of debt for the quarter ended December 31, 1996 consists of (i) a gain of $9.9 million ($.81 per share basic and $.77 per share diluted) resulting from a $15.2 million tax obligation to Entertainment which was forgiven as part of the December 1996 merger of Entertainment with and into Hilton and (ii) a charge of $4.2 million ($.35 per share basic and $.33 per share diluted) resulting from a refinancing of the Company's securitization facility.

=========================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Available Information...................     2
Incorporation of Certain Information by
  Reference.............................     2
Prospectus Summary......................     3
Special Note Regarding Forward-Looking
  Statements............................     8
Risk Factors............................     8
Use of Proceeds.........................    11
Dilution................................    11
Price Range of Common Stock and Dividend
  Policy................................    12
Capitalization..........................    13
Selected Consolidated Financial Data....    14
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition.............................    15
Business................................    20
Underwriting............................    29
Legal Matters...........................    30
Experts.................................    30
Index to Consolidated Financial
  Statements............................   F-1


=========================================================
=========================================================

                                2,500,000 SHARES

                                     BALLY
                                      LOGO

                              BALLY TOTAL FITNESS
                              HOLDING CORPORATION

                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                         LADENBURG THALMANN & CO. INC.
                             CHASE SECURITIES INC.
                                           , 1998

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses in connection with the issuance of the Common Stock being registered. All of the amounts shown are estimates, except the registration fee:


SEC registration fee........................................  $ 24,757
NASD filing fee.............................................     8,892
New York Stock Exchange filing fee..........................    36,900
Accounting fees and expenses................................    75,000
Legal fees and expenses.....................................   125,000
Blue Sky fees and expenses..................................     5,000
Printing and engraving expenses.............................   150,000
Miscellaneous expenses......................................    49,451
                                                              --------
  Total.....................................................  $475,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") permits the indemnification of the directors and officers of the Company. The Company By-laws provide that it will indemnify the officers, directors, employees and agents of the Company to the extent permitted by the DGCL.

     The Company Certificate provides for the indemnification of directors and officers of the Company, and persons who serve or served at the request of the Company as a director, officer, employee or agent of another corporation, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties in amounts paid or to be paid in settlement) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, provided, however, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board. In the event a claim for indemnification by any person has not been paid in full by the Company after written request has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The right to indemnification conferred in the Company Certificate is a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Company maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under state law.


     The Company has entered into indemnification agreements with each of the Company's directors and officers. The indemnification agreements require, among other things, the Company to indemnify the officers and directors to the fullest extent permitted by law, and to advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also indemnifies and advances all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements, and covers directors and officers under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Company Certificate, they provide greater assurance to directors and officers that indemnification will be available because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or stockholders of the Company to eliminate the rights provided therein.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits


 **1.1 Form of Purchase Agreement among the Company and the Underwriters.
  *4.1 Specimen stock certificate (filed as an exhibit to the Company's Registration Statement on Form 8-A/A dated January
        3, 1996, File No. 0-27478).
 **5.1  Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.
  23.1  Consent of Ernst & Young LLP.
**23.2  Consent of Benesch, Friedlander, Coplan & Aronoff LLP
        (contained in its Opinion filed as Exhibit 5.1 hereto).
**24.1  Powers of Attorney for the Company.


---------------

 * Incorporated by reference.

** Filed previously.


(b)  Financial Statement Schedule


        Report of independent auditors on financial statement schedule


        Schedule II -- Valuation and qualifying accounts for each of the three years in the period ended December 31, 1997.

        All other schedules specified under Regulation S-X for the Company are omitted because they are either not applicable or required under the instructions, or because the information required is already set forth in the consolidated financial statements or related notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON APRIL 22, 1998.


                                          BALLY TOTAL FITNESS HOLDING
                                           CORPORATION


                                          By: /s/ John W. Dwyer

                                            ------------------------------------

                                            John W. Dwyer


                                            Executive Vice President, Chief


                                            Financial Officer and Treasurer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.




                  SIGNATURE                                   TITLE                            DATE
---------------------------------------------    --------------------------------    ------------------------

                      *                          Chairman of the Board of                 April 22, 1998
---------------------------------------------    Directors
             Arthur M. Goldberg

                      *                          Chief Executive Officer,                 April 22, 1998
---------------------------------------------    President, and Director
               Lee S. Hillman                    (Principal Executive Officer)

                      *                          Executive Vice President, Chief          April 22, 1998
---------------------------------------------    Financial Officer and Treasurer
                John W. Dwyer                    (Principal Financial Officer)

                      *                          Vice President and Controller            April 22, 1998
---------------------------------------------    (Principal Accounting Officer)
            Geoffrey M. Scheitlin

                      *                          Director                                 April 22, 1998
---------------------------------------------
               Aubrey C. Lewis

                      *                          Director                                 April 22, 1998
---------------------------------------------
             J. Kenneth Looloian

                      *                          Director                                 April 22, 1998
---------------------------------------------
          James F. Mc Anally, M.D.

                      *                          Director                                 April 22, 1998
---------------------------------------------
                Liza M. Walsh

* By: /s/ John W. Dwyer
--------------------------------------------
     John W. Dwyer
     Attorney-in-Fact

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                              PAGE
                                                              ----

Report of independent auditors on financial statement
  schedule..................................................  S-2
Schedule II -- Valuation and qualifying accounts for each of the three years in the period ended December
               31, 1997.....................................  S-3

All other schedules specified under Regulation S-X for Bally Total Fitness Holding Corporation are omitted because they are either not applicable or required under the instructions, or because the information required is already set forth in the consolidated financial statements or related notes thereto.

         REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

     We have audited the consolidated financial statements of Bally Total Fitness Holding Corporation as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated February 17, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                               ERNST & YOUNG LLP
Chicago, Illinois
February 17, 1998

                    BALLY TOTAL FITNESS HOLDING CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                       (ALL DOLLAR AMOUNTS IN THOUSANDS)

                                                                  ADDITIONS
                                                           -----------------------
                                                           CHARGED TO   CHARGED TO
                                              BALANCE AT   COSTS AND      OTHER                   BALANCE AT
                                              BEGINNING     EXPENSES     ACCOUNTS    DEDUCTIONS     END OF
                DESCRIPTION                    OF YEAR        (A)          (B)          (C)          YEAR
                -----------                   ----------   ----------   ----------   ----------   ----------
1997:
  Allowance for doubtful receivables and
     cancellations..........................   $ 86,095     $96,078      $107,660     $209,302     $ 80,531
                                               ========     =======      ========     ========     ========
1996:
  Allowance for doubtful receivables and
     cancellations..........................   $112,528     $80,350      $111,736     $218,519     $ 86,095
                                               ========     =======      ========     ========     ========
1995:
  Allowance for doubtful receivables and
     cancellations..........................   $120,329     $72,145      $114,729     $194,675     $112,528
                                               ========     =======      ========     ========     ========

---------------

(a) Amounts are included as a component of the deferred revenue computation as set forth in the "Summary of significant accounting policies -- Membership revenue recognition" note to the consolidated financial statements.

(b) Additions charged to accounts other than costs and expenses primarily consist of charges to revenues, principally for cancellations.

(c) Deductions include write-offs of uncollectible amounts, net of recoveries.

                                 EXHIBIT INDEX


                                                                           PAGE
                                                                        NUMBER IN
                                                                        SEQUENTIAL
                                                                        NUMBERING
EXHIBIT                                                                   SYSTEM
-------                                                                 ----------
**1.1     Form of Purchase Agreement among the Company and the
          Underwriters.
 *4.1     Specimen stock certificate (filed as an exhibit to the
          Company's Registration Statement on Form 8-A/A dated January
          3, 1996, File No. 0-27478).
**5.1     Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.
 23.1     Consent of Ernst & Young LLP.
**23.2    Consent of Benesch, Friedlander, Coplan & Aronoff LLP
          (contained in its Opinion filed as Exhibit 5.1 hereto).
**24.1    Powers of Attorney for the Company.


---------------

 * Incorporated by reference.

** Filed previously.